Exhibit 99.2

Management’s Discussion and Analysis of Financial Position
and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”), dated November 5, 2008, should be read in conjunction with the MD&A for the year ended December 31, 2007, the Company’s annual audited consolidated financial statements and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All figures in this MD&A are expressed in US dollars, unless stated otherwise.  Additional information on IAMGOLD can be found at www.sedar.com, www.sec.gov/edgar.html, or www.iamgold.com.  IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD is an established gold mining and exploration company.  IAMGOLD’s interests include eight operating gold mines, a niobium producer, a diamond royalty and exploration projects located throughout Africa and the Americas.

Financial Highlights

•	Record revenues of $226.9 million in the third quarter of 2008 were an increase of 33% over $170.2 million in the third quarter of 2007.

•
Net earnings were $18.8 million or $0.06 per share in the third quarter of 2008 compared to net earnings of $19.5 million or $0.07 per share in the third quarter of 2007.  Adjusted net earnings(1), excluding an impairment charge related to capitalized exploration expenditures, were $23.4 million or $0.08 per share.

•	Record operating cash flow of $71.7 million in the third quarter of 2008 compared to $29.8 million in the third quarter of 2007, representing a 141% increase.

•
Attributable gold production in the third quarter of 2008 was up 5% compared to last year’s third quarter to 253,000 ounces.  The average cash cost(1) was $481 per ounce compared to $437 per ounce in the third quarter of 2007.  Rosebel achieved record mine throughput despite the rainy season, producing 82,000 attributable ounces of gold.

•
IAMGOLD has a strong cash and gold bullion position of $306.9 million (valuing gold bullion at market as at September 30, 2008).  In addition, a $140.0 million five-year revolving credit facility provides significant financial flexibility for IAMGOLD.

•
IAMGOLD’s 2008 gold production outlook is unchanged at 950,000 ounces.  Cash cost guidance is revised down 1% to $480-$490 per ounce.  The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price as it impacts royalty payments, oil price, and currency exchange rates.

•
The Niobec niobium mine demonstrated superior operating performance contributing $16.2 million in operating cash flow during the third quarter of 2008.  Unit operating margin(1) increased 57% during the third quarter of 2008 over the third quarter of 2007.

•	Given the current economic environment, IAMGOLD is reviewing its capital programs as well as the investment opportunities that are becoming more attractive.

(1)
Cash cost, Adjusted net earnings, and Unit operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures.  Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Recent Events and Initiatives

IAMGOLD announced the fielding of a draft tender offer in France on August 29, 2008, that will provide for an all cash offer of €1.20 per share (approximately $1.69 per share using the currency rate as at September 30, 2008) to acquire all of the outstanding shares of Euro Ressources S.A. (“EURO”).  EURO currently has a participation right royalty on production from IAMGOLD’s Rosebel gold mine.  The offer is for all outstanding EURO shares and for any shares issuable upon the exercise of options.  The offer opened on October 6, 2008 and will close on November 21, 2008.  IAMGOLD intends to fund the offer through its existing cash reserves or its credit facility.  In addition, the Company has agreed to keep €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) available under the credit facility to fund the acquisition of EURO.

Operations Highlights

Rosebel, Suriname

During the third quarter of 2008, the Rosebel mine achieved record quarterly mill throughput producing 82,000 attributable ounces of gold.  Improvements in rainy season operating practices have led to significantly higher mine production.  Continuous improvement initiatives at the mill have positively impacted throughput.

Rosebel’s $44.4 million mill expansion and optimization projects are well underway with key circuit components to be completed within 2008, to allow for the ramp-up in mill throughput as per schedule.  Full completion is now expected during the first quarter of 2009.

Niobec mine, Canada

The Company continues to increase the contribution of the Niobec mine (a non-gold asset), with the expected completion of a $12.0 million paste backfill plant and underground development by mid 2010.  A technical report has been prepared that shows that the paste backfill system will enable the extraction of more ore grade material and result in an immediate 34% increase in the current reserves.  As underground development proceeds, current resources are expected to be converted into reserves at a rate of about 2 to 4 million tonnes per year.  Pilot plant testing of a Kelsey Jig unit which may allow Niobec to realize a potential recovery improvement is scheduled during the fourth quarter.  Results will be used for an economic evaluation on installing a full scale unit in the future.

During the first nine months of 2008, demand for niobium remained strong, while North America and to some extent, the European Union, experienced economic weakness.  Asian countries, mainly China, continued to show strong demand.  Although, niobium demand closely follows the demand for steel, there is a trend over time to increase the usage of niobium per tonne of steel produced.  As most consumables tied to the production of steel, niobium prices have continued to rise by more than 15% during the third quarter of 2008 compared to the second quarter of 2008.  Demand and prices are expected to remain stable in the last quarter of 2008.

Project Updates

Westwood project, Canada

IAMGOLD continued to accelerate evaluation of the Westwood Project.  In July 2008, the Company announced a 5% increase to 3.5 million contained gold ounces in an inferred resource of 14.2 million tonnes averaging 7.6 grams of gold per tonne, using a cut-off grade of 3.0 grams per tonne.  With nine drill rigs currently on site, the geologic understanding of the deposit and mineralization continuity has increased substantially.  Engineering is proceeding on all fronts including mining, metallurgy, and infrastructure design.  The results of a revised scoping study will be released in the fourth quarter of 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Quimsacocha, Ecuador

IAMGOLD released its pre-feasibility study in July 2008 for the Quimsacocha project that showed encouraging results.  Production is expected to average 202,000 ounces of gold per year at an average cash cost (before royalties and profit sharing) of $272 per ounce over its projected life of 7.5 years with an estimated payback of 3 years.

Work continues on the final feasibility study, including full environmental and social impact assessments.  The Company is ready to resume exploration drilling on new targets within the concessions once the new Mining Law is approved and drilling permits are issued.

A constitutional referendum held on September 28, 2008, resulted in a clear mandate for the constitutional reforms proposed by President Correa, including a mining policy which supports responsible mining.  The government of Ecuador has stated its intention to complete the new Mining Law before the end of 2008 and the Company is working proactively with the key ministries of Mines, Environment and Taxation to help develop an equitable fiscal and regulatory framework for responsible mining in Ecuador.  If finalization of the Mining Law and receipt of permits occur in 2008, a complete feasibility study will be targeted for the second half of 2009.  Construction of the Quimsacocha project is targeted to commence in 2010, with commercial production in the second half of 2011.

Camp Caiman, French Guiana

During the third quarter of 2008, the Company continued to meet with stakeholders regarding Project Harmonie, its conceptual plan to relocate the milling and processing facilities for its project in French Guiana.  The economic feasibility of Project Harmonie and the likelihood of a mining permit being granted, can only be assessed after the completion of the new mining framework for French Guiana scheduled to be completed by the end of 2008.  In order to protect the interests of the Company’s shareholders for damages incurred to date, the appropriate legal claims have been filed.

Exploration update

Buckreef, Tanzania

A revised measured and indicated resource was reported in July 2008, of 1.0 million ounces of gold within 15.9 million tonnes with an average grade of 2.0 grams of gold per tonne, incorporating the new Bukoli-Minzwel trend.  Drilling has continued to test additional targets across the property.  Results from the metallurgical heap leach test work on the Buckreef and Busolwa-Buziba deposits, indicate low to moderate leach recoveries.  These results, together with the new drill results, will be incorporated into a revised financial model that will be available in December 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Operations

The following table highlights IAMGOLD’s percentage share of producing mines as it relates to the calculation of mining operating segments in the Company’s financial position and operating results.

		Reporting	Geographic	IAMGOLD
Mine	Operator	Segment	Location	Share
Rosebel	IAMGOLD	Gold	Suriname	95%
Doyon Division	IAMGOLD	Gold	Canada	100%
Sleeping Giant	IAMGOLD	Gold	Canada	100%
Mupane	IAMGOLD	Gold	Botswana	100%
Niobec	IAMGOLD	Non-gold	Canada	100%

Joint Ventures:
Sadiola	AngloGold Ashanti	Gold	Mali	38%
Yatela	AngloGold Ashanti	Gold	Mali	40%

Working Interests:
Tarkwa	Gold Fields Limited	Gold	Ghana	18.9%
Damang	Gold Fields Limited	Gold	Ghana	18.9%

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Summarized Financial Results

(in $ millions) (unaudited)	As at September 30, 2008	As at December 31, 2007	% Change
Financial Position	$	$
Cash and cash equivalents and gold bullion
• at market value	306.9	242.5	27%
• at cost	223.5	167.2	34%
Total assets	2,255.0	2,195.6	3%
Long-term debt	6.1	10.2	(40%)
Shareholders’ equity	1,836.2	1,751.3	5%

(in $ millions, except where noted)
	Three months ended September 30,			Nine months ended September 30,
(unaudited)	2008	2007	% Change	2008	2007	% Change
Results of Operations	$	$		$	$
Revenues	226.9	170.2	33%	660.0	483.9	36%
Mining costs	123.4	105.8	17%	351.7	312.3	13%
Depreciation, depletion and amortization	40.7	27.0	51%	128.6	79.5	62%
Earnings from mining operations	62.8	37.4	68%	179.7	92.1	95%
Earnings from working interests	2.5	4.9	(49%)	22.6	17.5	29%
Total earnings from operations and working interests(1)	65.3	42.3	54%	202.3	109.6	85%
Net earnings (loss)	18.8	19.5	(4%)	86.5	(50.6)	n/a
Impairment charges	4.6	-		4.6	93.7
Adjusted net earnings(2)	23.4	19.5	20%	91.1	43.1	111%
Basic and diluted net earnings (loss) per share ($/share)	0.06	0.07	(14%)	0.29	(0.17)	n/a
Adjusted basic and diluted net earnings per share(2) ($/share)	0.08	0.07	14%	0.31	0.15	107%
Cash Flows
Operating cash flow	71.7	29.8	141%	189.3	60.5	213%
Key Operating Statistics
Average realized gold price ($/oz)	853	674	27%	876	661	33%
Gold produced (000oz – IMG share)	253	242	5%	742	712	4%
Cash cost ($/oz)(3)	481	437	10%	476	422	13%

(1)	Total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statements of earnings for reconciliation to GAAP.
(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges.  Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

(3)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Quarterly Financial Review

(in $ millions, except where noted) (Unaudited)	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
	$	$	$	$	$	$	$	$
Revenues	226.9	225.1	208.0	194.2	170.2	167.3	146.4	121.3

Net earnings (loss)	18.8	33.2	34.4	8.5	19.5	(81.4)	11.3	9.4
Add back:
Impairment charges	4.6	-	-	5.9	-	93.7	-	1.3
Adjusted net earnings(1)	23.4	33.2	34.4	14.4	19.5	12.3	11.3	10.7
Basic and diluted net earnings (loss) per share	0.06	0.11	0.12	0.03	0.07	(0.28)	0.04	0.04
Adjusted basic and diluted net earnings per share (1)	0.08	0.11	0.12	0.05	0.07	0.04	0.04	0.04

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

IAMGOLD Attributable Gold Production and Costs

The table below presents the gold production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost per ounce of production.

(Unaudited)	Gold Production		Total Cash Cost(1)		Gold Production		Total Cash Cost(1)
	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
	2008	2007	2008	2007	2008	2007	2008	2007
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	82	71	$495	$458	229	186	$490	$472
Doyon Division (100%)	27	32	519	541	85	97	597	528
Sleeping Giant (100%)	21	14	253	386	63	49	320	335
Mupane (100%)	26	22	425	591	71	63	408	572
Joint Venture
Sadiola (38%)	41	35	396	385	123	100	404	400
Yatela (40%)	18	30	565	241	50	98	515	214
	215	204	$453	$436	621	593	$463	$426
Working interests
Tarkwa (18.9%)	30	29	$575	$433	93	94	$503	$377
Damang (18.9%)	8	9	890	472	28	25	690	502
	38	38	$645	$442	121	119	$546	$404
Total	253	242	$481	$437	742	712	$476	$422

(1)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Total attributable gold production reached 253,000 ounces in the third quarter of 2008, representing a 5% increase from the third quarter of 2007.  The increase is mainly a result of additional production at Rosebel, Sleeping Giant, Mupane and Sadiola partially offset by a decrease in production at Yatela and the Doyon division.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The following table details the royalty expense included in cash costs.

	Three months ended September 30,			Nine months ended September 30,
Cash cost per ounce of gold(1) (Unaudited)	2008	2007	% Change	2008	2007	% Change
	$/oz	$/oz		$/oz	$/oz
Cash cost excluding royalties	427	394	8%	416	381	9%
Royalties	54	43	26%	60	41	46%
Cash cost	481	437	10%	476	422	13%

(1)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Consolidated cash costs increased by 10% or $44 per ounce in the third quarter of 2008 to $481 per ounce compared to $437 per ounce in the third quarter of 2007.  Consolidated cash costs were $476 per ounce in the first nine months of 2008, compared to $422 per ounce in the first nine months of 2007.  The change in the consolidated cash cost per ounce of gold in 2008 compared to 2007 is attributable to the following:

	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Higher gold production	(18)	(16)
Higher royalty expense	11	19
Higher energy costs	33	26
Higher consumables	6	12
Other	12	13
Increase in consolidated cash cost per ounce of gold produced, compared to 2007	44	54

Cash cost per ounce of gold produced, during the third quarter and nine-month period of 2008, was positively impacted by higher gold production compared to the prior year periods by 5% and 4%, respectively.  The increase in royalty expense was a result of a rise in gold prices.  Cash cost also increased during the third quarter and the nine-month period of 2008 as a result of cost of energy from higher world-wide diesel fuel prices compared to the previous year, and the increase in power tariff’s at Rosebel and in Ghana.

Financial Results

During the third quarter of 2008, net earnings were $18.8 million or $0.06 per share, a slight decrease of $0.7 million compared to $19.5 million or $0.07 per share in the third quarter of 2007.  The decline in net earnings is mainly the result of higher mining costs, higher depreciation, depletion and amortization, higher income and mining taxes, and an impairment charge of exploration properties, partially offset by higher revenues.  Higher mining costs were primarily the result of higher royalty expenses and costs of inputs such as labor, energy and consumables.  The increase in depreciation, depletion, and amortization is the result of higher production and the effect of the prospective application of the finalization of the purchase price equation of the Cambior acquistion at the end of 2007.  The change in income and mining taxes is mainly due to the higher taxable income realized by both the Rosebel and the Canadian mining operations.  An impairment charge of $4.6 million was recorded with respect to capitalized exploration expenditures.  Higher revenues were primarily due to higher realized gold prices in the third quarter of 2008.

Net earnings increased to $86.5 million or $0.29 per share in the first nine months of 2008, compared to a net loss of $50.6 million or $0.17 per share in the first nine months of 2007.  The net loss for the first nine months of 2007 included an impairment charge of $93.7 million related to the Mupane mine.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The change in net earnings in 2008 compared to 2007 is attributable to the following:

(in $ millions)	Three months ended September 30,	Nine months ended September 30,
	$	$
Revenues are higher (lower) due to:
Metal prices	47.9	162.2
Sales volumes	9.6	13.8
By-products credits and royalty income	(0.8)	0.1
Mining costs are lower (higher) due to:
Royalty expenses	(2.9)	(14.2)
Operating costs	(3.4)	(19.1)
Volume of inputs	(7.1)	(12.2)
Inventory movement	(4.2)	6.1

Higher depreciation, depletion and amortization	(13.7)	(49.1)
Higher (lower) earnings from working interests	(2.4)	5.1
Higher income and mining taxes	(9.3)	(36.4)
Higher other income and other expenses	(9.8)	(8.3)
Increase in adjusted net earnings compared to 2007	3.9	48.0
Impairment charge of capitalized exploration expenditures in 2008	(4.6)	(4.6)
Impairment charge of Mupane in 2007	-	93.7
Increase (decrease) in net earnings in 2008 compared to 2007	(0.7)	137.1

Operating cash flow for the third quarter of 2008 was $71.7 million compared to $29.8 million in the third quarter of 2007.  The significant increase in operating cash flow was mainly driven by higher gold and niobium prices, higher number of gold ounces sold, partially offset by higher mining costs due to higher production, and increased royalties, labor, consumables and energy costs.  Change in non-cash working capital items also had a positive impact during the third quarter of 2008.  Cost increases during the quarter were partially mitigated by cost improvement initiatives which contributed to increased cash flow during the quarter.  Operating cash flow for the first nine months of 2008 was $189.3 million compared to $60.5 million during the first nine months of 2007.

One of IAMGOLD’s policies is to invest in gold bullion to increase shareholder value through the appreciation of gold.  The Company continues to maintain a strong balance sheet, with cash and cash equivalents and a gold bullion position totaling $306.9 million as at September 30, 2008 compared to $242.5 million at the end of 2007, with gold bullion valued at market.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Revenues

The following table presents the total ounces of gold sold and the realized gold price per ounce.

(Unaudited)	Gold Sales		Realized Gold Price		Gold Sales		Realized Gold Price
	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
	2008	2007	2008	2007	2008	2007	2008	2007
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	222	208	$850	$673	623	600	$872	$660
Working interests	38	37	870	679	121	118	895	665
Total (1)	260	245	$853	$674	744	718	$876	$661

(1)
Attributable sales volume for the third quarter of 2008 and 2007 were 255,000 ounces and 241,000 ounces, respectively, after taking into account 95% of Rosebel sales.  Attributable sales volume for the first nine months of 2008 and 2007 were 732,000 ounces and 708,000 ounces, respectively, after taking into account 95% of Rosebel sales.

IAMGOLD’s consolidated revenues in the third quarter of 2008 were $226.9 million, 33% higher than the $170.2 million in the third quarter of 2007, and consolidated revenues in the first nine months of 2008 were $660.0 million, 36% higher than the $483.9 million in the first nine months of 2007.

The increase in revenues in 2008 compared to 2007 is attributable to the following:

(in $ millions)	Three months ended September 30,	Nine months ended September 30,
	$	$
Metal prices:
Higher gold prices	39.4	132.2
Higher niobium prices	8.5	30.0
Sales volume:
Higher gold sales volume	9.1	14.8
Higher (lower) niobium sales volume	0.5	(1.0)
Higher (lower) by-product credits and royalty income	(0.8)	0.1
Increase in revenues, compared to 2007	56.7	176.1

Revenue from gold increased as the realized gold price (excluding working interests) increased in the third quarter of 2008 and the first nine months of 2008 by 26% and 32%, respectively, compared to the same period in 2007.  In addition, higher gold sales volume (excluding working interests) in the current quarter and first nine months of 2008 compared to 2007 increased by 6% and 4% respectively, and had a positive impact on revenue.  Revenue from niobium increased as niobium prices for the third quarter of 2008 and the first nine months of 2008 strengthened by 31% and 39%, respectively, compared to the same periods in 2007.

Royalty Interests

Revenues from royalty interests were $2.2 million during the third quarter of 2008 compared to $3.1 million during the third quarter of 2007 ($6.4 million during the first nine months of 2008 compared to $7.2 million during the first nine months of 2007).  The decrease is mainly due to lower production despite an increase in the price of diamond.  Royalty revenues are derived from the Diavik royalty interest, a diamond-producing property based in Yellowknife, Northwest Territories with an expected mine life in excess of 15 years.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Mining Costs

Mining costs were $123.4 million for the third quarter of 2008, an increase of $17.6 million or 17% compared to $105.8 million in the third quarter of 2007.  Mining costs for the first nine months of 2008 were $351.7 million, an increase of $39.4 million or 13% compared to $312.3 million during the first nine months of 2007.

The increase in mining costs in 2008 compared to 2007 is attributable to the following:

(in $ millions)	Three months ended September 30,	Nine months ended September 30,
	$	$
Higher royalty expenses	2.9	14.2
Higher operating costs	3.4	19.1
Higher volume of inputs	7.1	12.2
Inventory movement	4.2	(6.1)
Increase in mining costs, compared to 2007	17.6	39.4

The increase in royalty expenses is driven by an increase in the gold price compared to 2007.  Operating costs increased as a result of higher costs of inputs such as labor, energy and consumables.  In addition, operating costs at the Canadian operations were negatively impacted by the weakening of the US dollar.  The increase in operating costs resulting from the weakening US dollar during the third quarter of 2008 and the first nine months of 2008 was $0.1 million and $8.4 million, respectively, compared to the same periods in 2007.  The inventory movement represents the impact of carrying lower (higher) production in closing inventory at the end of September 2008 compared to the end of September 2007, due to timing of shipments.

Depreciation, Depletion and Amortization

In the third quarter of 2008, depreciation, depletion and amortization of $40.7 million was 51% higher than the $27.0 million in the third quarter of 2007, as a result of higher production and the effect of the prospective application of the finalization of the purchase price equation of the Cambior acquisition at the end of 2007. Depreciation, depletion and amortization for the first nine months of 2008 was $128.6 million compared to $79.5 million during the first nine months of 2007. Depreciation for the third quarter of 2008 was $6.5 million lower compared to the second quarter of 2008 mainly due to lower depreciation at Sleeping Giant as the mine comes to an end, and also due to the increase in reserves at Mupane.

Corporate Administration

Corporate administration expenses in the third quarter of 2008 increased by $3.2 million to $11.7 million compared to $8.5 million during the third quarter of 2007, and increased by $6.6 million to $30.3 million in the first nine months of 2008 compared to $23.7 million during the first nine months of 2007.  The increase is primarily related to additional corporate initiatives such as development in the Company’s information technology department, the conversion to International financial reporting standards, and higher travel expenses.

Other Income

Other income in the third quarter of 2008 was $0.4 million compared to $2.0 million during the third quarter of 2007, and $8.8 million during the first nine months of 2008 compared to $3.5 million during the first nine months of 2007.  The increase in the first nine months of 2008 is mainly due to a reversal of an accrual for interest of $4.4 million on a tax assessment that was previously recorded, a gain on disposal of an exploration property for $2.2 million, and the reversal of an accrued liability of $1.2 million related to a prior acquisition, partially offset by lower interest income of $1.1 million.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions in which it operates.  The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes.  It should be noted that taxes are calculated at the entity level and aggregated for consolidated financial reporting purposes.

During the third quarter of 2008, income and mining taxes totaled $21.1 million compared to $11.8 million in the third quarter of 2007.  During the first nine months of 2008, income and mining taxes were $61.6 million compared to $25.2 million during the first nine months of 2007.  The increases relating to both the third quarter and first nine months are mainly due to the higher taxable income realized by both the Rosebel mine and the Canadian mining operations.

The actual effective tax rates for the third quarter and the first nine months of 2008 were 53% and 42%, respectively, due to the impact of permanent items not deductible for tax purposes, provincial mining taxes, future Canadian tax rate changes and exploration losses not tax benefited.

Outlook

	Revised outlook	August outlook
	2008 (issued in November 2008)	2008 (issued August 2008)
Attributable share of gold production (000 oz)	950	950
Cash cost ($/oz)	$480-$490	$485-$495
Projected gold price ($/oz)	$850	$900
Projected oil price ($/barrel)	$107	$120
Projected foreign exchange rate (C$/US$)	1.05	1.01

The decrease in revised outlook compared to August cash cost guidance was due to recent financial market conditions and was the result of lower:

•	royalty expenses driven by a decrease in the gold price assumption for the fourth quarter of 2008,
•	energy costs inputs due to lower estimated global oil prices, and
•	mining costs at the Company’s Canadian operations as a result of the reinforcing of the US dollar.

Cash cost estimates are based on assumptions including, but not limited to, those noted above.  The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates.  Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company.  Actual results may vary significantly from guidance.  The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s revised guidance for 2008.

	Change of	Impact on the annualized 2008 cash costs by $/oz
Gold price	$50/oz	$5
Oil price	$10/barrel	$6
Canadian dollar per US dollar	10%	$8

Niobium production in 2008 is expected to be similar to production in 2007 and operating margins are expected to be stable for the remainder of 2008.  Production costs can be affected by changes in the foreign exchange rate and market conditions.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Market Trends

Gold Market

During the third quarter of 2008, the gold market price continued to display considerable volatility averaging $872 per ounce with daily closings between $741 and $986 per ounce throughout the third quarter of 2008, compared to an average price of $680 per ounce in the third quarter of 2007 and $896 per ounce in the second quarter of 2008.  During the first nine months of 2008, the average gold market price was $897 per ounce compared to $666 per ounce in the first nine months of 2007.  The closing price at September 30, 2008 was $885 per ounce.  Financial markets around the world face unsettling conditions and future gold price may be affected.

Niobium Market

During the first nine months of 2008, demand for niobium remained strong, while North America and to some extent, the European Union, experienced economic weakness.  Asian countries, mainly China, continued to show strong demand.  Niobium demand closely follows the demand for steel, amplified by a trend over time to increase the usage of niobium per tonne of steel produced.  Despite the decrease in the production of steel, niobium prices have continued to rise by more than 15% during the third quarter of 2008 compared to the second quarter of 2008.  Demand and prices are expected to remain stable in the last quarter of 2008.  Beyond 2008, the niobium market may be adversely impacted by global market downturn.

Niobium is used primarily as an alloying element to strengthen steels used in the automotive and gas transmission pipeline industries.  In the automotive industry, niobium is used in truck frames and wheels, railway cars, containers, car outer body panels, and in heat resistant parts such as car exhaust systems and catalytic converters.  Niobium applications to various types of vehicles also reduce weight, thereby providing savings in fuel consumption. Gas transmission pipelines which require extra strength and durability are made from high strength steel plates containing niobium. Niobium is also extensively used in providing increased strength to structural steels used in the construction industry, as well as to bridges and high-rise buildings in civil construction.

New applications for niobium are constantly being developed as this steel alloying element provides increased strength, with the added benefits of good weldability and meeting requirements from a great variety of end users.  In a highly competitive global market, niobium is called to play an ever-expanding role in view of its properties and alloying uses.

Currency

The Company’s reporting currency is the US dollar.  Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mines and corporate costs.  The Canadian dollar reached 1.0642 as at September 30, 2008 compared to 0.9913 as at December 31, 2007.  During the third quarter of 2008, the average rate was 1.0411 compared to 1.0455 in the third quarter of 2007 and 1.0101 in the second quarter of 2008.  During the first nine months of 2008, the average rate was 1.0184 compared to 1.1059 in the first nine months of 2007.  The recent liquidity crisis in financial markets and an ensuing global economic slowdown could potentially have an adverse impact on future currency rates.

Oil Price

Oil price averaged $118 per barrel in the third quarter of 2008 compared to $75 per barrel in the third quarter of 2007, an increase of 57%.  Oil price closed at $101 per barrel at the end of the third quarter of 2008, an increase of 23% compared to the end of 2007 driven by the US dollar weakness.  During the first nine months of 2008, the average oil price was $114 per barrel compared to $66 per barrel in the first nine months of 2007.  Subsequent to the end of the third quarter, oil price has been, and may continue to be, impacted in the future by the crisis in the financial markets.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Results of Operations (unaudited)

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	11,139	10,518	6%	31,150	25,890	20%
Strip ratio(a)	4.3	3.5	23%	4.1	3.6	14%
Ore milled (000t)	2,198	2,076	6%	6,131	5,547	11%
Head grade (g/t)	1.3	1.2	8%	1.3	1.2	8%
Recovery (%)	92	93	(1%)	92	92	-
Gold production – 100% (000 oz)	86	75	15%	241	194	24%
Attributable gold production – 95% (000 oz)	82	71	15%	229	186	23%
Gold sales – 100% (000 oz)	87	74	18%	234	193	21%
Gold revenue ($/oz)(b)	$870	$668	30%	$898	$661	36%
Cash cost excluding royalties ($/oz)	$399	$395	1%	$389	$408	(5%))
Royalties ($/oz)	96	63	52%	101	64	58%
Cash cost ($/oz)(c)	$495	$458	8%	$490	$472	4%

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the third quarter of 2008, despite heavy rainfall, the operation reached one of its highest quarterly mine production, highest mill throughput and highest gold production.  Improvements in rainy season operating practices have led to significantly higher mine production.  Continuous improvement initiatives at the mill have positively impacted throughput.

The Rosebel mine’s attributable gold production was 82,000 ounces in the third quarter of 2008, an increase of 15% compared to 71,000 ounces in the third quarter of 2007.  The increase in gold production was primarily due to increased milling rates aided by a slightly higher grade processed partially offset by lower gold recoveries.  Gold grades were higher and recoveries were lower during the current quarter due to processing higher quantities of alluvial ores.  During the first nine months of 2008, total attributable gold production was 229,000 ounces, an increase of 23% compared to 186,000 ounces during the first nine months of 2007.

Other achievements, cost containment initiatives and productivity improvement initiatives undertaken by the mine during the current year include:

•
Six older haul trucks were replaced with new units during the year and an additional low-hours, used loading unit was added to the production fleet.  In addition, one production drill was acquired by the mine.  Six new trucks are expected to be deployed in the fourth quarter of 2008.

•
Improvements in rainy season operating practices, including mine sequencing to avoid pit bottom operations during the wet months, improved dewatering systems, better road surfacing and maintenance, and quicker recovery of full mine operations following heavy rain events have led to significantly higher mine production.

•
During the second quarter of 2008, the mine successfully maintained gold recoveries at previous levels despite a coarse material feed.  The mine conducted a one-month test to utilize caustic soda instead of lime as a pH modifier in the mill, which showed the potential of improving mill recovery by up to 5% and reducing power draw in the mill by up to 4%, partially offset by higher reagent costs.  Further tests with caustic soda are planned for the fourth quarter, once tailings pumping capacity is improved as part of the ongoing mill expansion project.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

•	During the second quarter of 2008, management worked together with the mine workers’ union and successfully resolved a 21 hour work stoppage at Rosebel.

•
In addition, the mine is currently undertaking a mine optimization review and a review of the maintenance department.  The objective of these initiatives is to maximize the tonnage moved with the minimum mining equipment while reducing maintenance costs.

•
An initiative focusing on a revised circuit configuration and operating practices in cyclone classification within the grinding circuit during the third quarter of 2008 has improved throughput as a result of improved size separation and reduced circulating loads.

The following table details the changes in cash cost per ounce of gold produced for the Rosebel mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Higher gold production	(53)	(80)
Increase cost of labor, energy and consumables and higher strip ratio	57	61
Higher royalty expense	33	37
Increase in cash cost per ounce, compared to 2007	37	18

Cash costs increased during the third quarter and nine-month period of 2008 compared to the prior year periods primarily as a result of higher energy costs.  Energy costs were higher as a result of increase in cost of power, a rise in the worldwide prices for diesel fuel, and an increase in volume mined and milled.  Cost of other inputs such as consumables and labor also increased during the current year.  In addition, royalty expenses were higher as a result of a rise in the gold price.  These increases in cash costs were offset to a large extent as a result of higher gold production in the current quarter and nine-month period compared to the prior year periods by 17% and 23%, respectively.

The Company’s capital expenditures in the third quarter of 2008 were $24.9 million as compared to $9.6 million in the third quarter of 2007.  Expenditures during the third quarter of 2008 consisted primarily of $6.6 million on the expansion and optimization of the mill, $12.3 million on mine equipment including six haul trucks and a production drill, $1.3 million in the mill including a tower crane, and $2.3 million on reserve development.  Capital expenditures for the first nine months of 2008 totaled $62.3 million.

The Rosebel mine continues to focus on productivity improvements and cost containment initiatives going forward, including:

•	Mill expansion and optimization projects

Completion of the $44.4 million mill expansion and optimization projects has been extended to the first quarter of 2009.  However, this extension will not adversely affect the production ramp-up schedule originally planned for the plant as sufficient installation of key circuit components will be completed within 2008 to allow higher throughputs to be initiated.  Additionally, total project capital costs are still forecast to be within the original plan.

The ball mill foundation, second tailing line, booster pump installation, completion of added CIL tanks, and the tailings pumping improvements will be completed by the fourth quarter of 2008.  Added scope items and support equipment installations have been pushed into the first quarter of 2009 due to timing of equipment delivery and to take advantage of construction opportunities that will result from caustic soda testing which allows certain sections of the plant to be taken off line without affecting throughput.

The thickening area, a back-up main transformer, and additions to the carbon stripping area are all expected to be commissioned by the end of the first quarter of 2009.

To date, Rosebel has spent $32.3 million on the mill expansion and optimization projects which are expected to provide the following benefits:

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

▪	An increase in the annual attributable gold production from approximately 275,000 ounces per year to a range of 300,000 to 305,000 ounces per year at reserve average grades and a reduction in direct cash costs of approximately $35 per ounce over the life of the mine.

▪
Annual mill throughput will increase immediately from 8.0 million to 8.9 million tonnes of ore, while adding sufficient operational flexibility to increase throughput up to 11.0 million tonnes, should conditions support the use of the additional capacity.

▪	The additional capacity realized through the mill expansion will also eliminate the need for stockpiles.

▪	Extra leach tanks will allow for increased residence time to boost metallurgical recovery by 1% to 95% overall.

▪	The mill optimization will enable production rates to be maintained despite an increased proportion of hard rock being fed into the mill in future years.

•	Mining fleet optimization

The Rosebel mine continues to look for opportunities to optimize its mining fleet in order to increase mine production, reduce maintenance costs and improve fuel consumption.  A critical long-term focus is to maximize the use of additional mill capacity.  As a result, ten haul trucks have been replaced, and four additional haul trucks have been added to the fleet in the past two years.  Moreover, six new trucks are expected to be deployed in the fourth quarter of 2008.

•	Re-designed mine plan

A re-design of the existing mine plan was completed during the second quarter of 2008.  The new mine plan aims at eliminating marginal ore, reducing the life-of-mine strip ratio from 4.0 to 3.8, and increasing profitability while maintaining the mine reserve grade at 1.2 grams per tonne.  The new mine plan was fully implemented during the third quarter of 2008.  The Company is re-examining its mine plan and implementing productivity enhancements with the goal of increasing production beyond the projected expansion level of 305,000 attributable ounces of gold per year.

•	Increase reserves

The 63,000 meter $9.9 million drilling campaign is progressing on schedule and over 42,000 meters at a total cost of $6.9 million have been drilled in the first nine months of 2008.  Approximately 45% of the drilling is focused on resource conversion to reserves, and the remaining activity is dedicated to expanding the measured and indicated resource beyond the current level of 8.3 million ounces with minor amounts of condemnation drilling for waste dumps.

•	Euro Ressources Royalty acquisition

During the third quarter of 2008, the Company tendered a cash offer of €1.20 per share (approximately $1.69 per share using the currency rate at September 30, 2008) to acquire all of the outstanding shares of Euro Ressources S.A (“EURO”).  EURO currently has a participation right royalty on production from the Rosebel gold mine that entitles EURO to payments of 10% of the gold price above $300 per ounce for production from soft rock and above $350 per ounce for production from the hard rock.  The offer is for all outstanding EURO shares, approximately 60.6 million shares, and for any shares issuable upon the exercise of options.  The offer opened on October 6, 2008 and will close on November 21, 2008.  IAMGOLD intends to fund the offer through its existing cash reserves or its credit facility.  In addition, the Company has agreed to keep €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) available under the credit facility to fund the acquisition of EURO. Cash costs for Rosebel during the third quarter and the nine-month period of 2008 include royalty to EURO of $57 per ounce and $60 per ounce, respectively.  As at September 30, 2008, the remaining number of ounces of gold covered by the royalty agreement was 5,567,000 ounces.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Canada—Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	106	148	(28%)	349	476	(27%)
Ore milled (000t)	104	154	(32%)	343	474	(28%)
Head grade (g/t)	8.5	6.6	29%	8.1	6.6	23%
Recovery (%)	95	96	(1%)	96	96	-
Gold production (000 oz)	27	32	(16%)	85	97	(12%)
Gold sales (000 oz)	29	29	(3%)	85	90	(7%)
Gold revenue ($/oz)(a)	$874	$692	26%	$899	$669	34%
Cash cost excluding royalties ($/oz)	$509	$495	3%	$534	$477	12%
Royalties ($/oz)	10	46	(78%)	63	51	24%
Cash cost ($/oz)(b)	$519	$541	(4%)	$597	$528	13%

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the third quarter of 2008, the Doyon division produced 27,000 ounces of gold, a decrease of 16% compared to 32,000 ounces in the third quarter of 2007.  Gold production decreased due to lower throughput, partially offset by higher gold grades.  Tonnage mined in the third quarter of 2008 was lower by 28% compared to the third quarter of 2007 primarily due to the maturity of the mines, resulting in challenging ground conditions, narrower ore zones and smaller stopes being mined.  During the first nine months of 2008, total gold production was 85,000 ounces, a decrease of 12% compared to 97,000 ounces during the first nine months of 2007.

The following table details the change in cash cost per ounce of gold produced for the Doyon division between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Lower gold production	86	68
Weakening of the US dollar	4	48
Lower cost of labor and consumables	(66)	(47)
Higher by-product credits	(10)	(12)
Higher (lower) royalty expense	(36)	12
Increase (decrease) in cash cost per ounce, compared to 2007	(22)	69

Royalty expense decreased during the third quarter as the Company acquired the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation in July 2008 for $13.0 million in cash.  This transaction eliminates the royalty obligation on the Doyon mine and more significantly any royalty costs on future production at Westwood.  Without this transaction, the Doyon division cash cost for the third quarter of 2008 would have been higher by approximately $60 per ounce (approximately $20 per ounce first nine months of 2008).  The impact on depreciation expense for the current quarter was $39 per ounce ($12 per ounce during the first nine months of 2008).

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The Doyon division is working to lower unit mining costs by improved recovery in the plant, and through reduced dilution and mining of remnant ores from prior producing areas of the mines.  The Company is reviewing the closure plan of the Doyon mine which will close following the depletion of reserves and resources.  The Doyon mine is expected to close in the second quarter of 2009, while the Mouska mine is projected to continue operations until at least the end of 2009.

There were no significant capital expenditures at the Doyon division during the first nine months of 2008.

Canada—Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine within the Cadillac belt in the Abitibi region of northwest Quebec.  In July 2008, the Company announced its commitment to aggressively develop a plan to accelerate the development of the Westwood deposit.

Highlights of the Westwood project are as follows:

•	The deposit consists of three mineralized zones, which are roughly parallel and spaced approximately 100 to 150 meters apart and are related to multiple veins and sulphide concentrations.

•
Resources:  In July 2008, the Company announced a 5% increase to 3.5 million contained gold ounces compared to the previous announcement in June 2007, in an inferred resource of 14.2 million tonnes averaging 7.6 grams of gold per tonne, using a cut-off grade of 3.0 grams per tonne.

•
A total of 65,000 meters have been drilled on the project since June 2007 with approximately 24,600 meters drilled within known zones to reduce the spacing between holes and increase the confidence level in the resources while approximately 3,000 meters were focused on targeting extensions, defining geologic limits and condemnation drilling of the known zones on strike and at depth.

•
Revised scoping study:  Due to an aggressive development plan, results of a revised scoping study will be released in the fourth quarter of 2008.  With nine drill rigs currently on site, the geologic understanding of the deposit and mineralization continuity has increased substantially.  The engineering group is proceeding on all fronts including mining, metallurgy, and infrastructure design.  Additional information gathered from the delineation program has improved the geological model to be used in the study.  According to the scoping study completed in September 2007, the project has the potential to produce approximately 200,000 ounces of gold per year for an estimate of 15 years beginning in 2012.

•	Feasibility study: A feasibility study is projected to be completed once the development required to convert the inferred resources into reserves is completed.

•
Acceleration of the Warrenmac zone:  In June 2008, the Company announced positive results of an internal scoping study on a near surface within the Westwood resource known as Warrenmac which could be accessed during the exploration shaft development at Westwood and begin production as early as the second half of 2010.  The measured and indicated resource base of Warrenmac is 313,000 tonnes grading 6.9 grams per tonne of gold (70,000 ounces of gold), 54 grams per tonne of silver, 0.2% copper and 4.5% zinc.  This is in addition to the resources mentioned above.  The capital cost of the project is approximately $31.0 million and is in-line with the original capital estimates for this part of the Westwood project development plan.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

•	Activities to accelerate the project

The Company previously announced the advancement of the capital expenditure program at Westwood by $22.5 million to an estimated $38.1 million for 2008, reflecting acceleration of the project, including:

I.	developing an exploration ramp to provide better drilling access to the upper levels of the deposit concurrent with the development of the first phase for a possible 2,000 meter shaft,
II.
obtaining environmental and other permits required for the raise boring, shaft sinking preparation, and the Warrenmac ramp access (necessary regulatory approvals for the development activities are in place),

III.
completing the drilling of condemnation drill holes for the proposed shaft site.  As expected, drilling to-date for shaft condemnation does not indicate any significant mineralization, major discontinuity or water inflow,

IV.
signing of a contract for raise boring a 2.4 meter diameter hole to a depth of 840 meters and drilling of the pilot hole that began in mid August 2008.  Subsequent to the quarter end, the pilot hole break through was achieved on October 26, 2008 with the raise boring programmed to commence shortly,

V.	commencing detailed engineering for shaft and headframe design,
VI.	constructing preliminary infrastructure including access roads, settling ponds and electric power lines,
VII.
using a new large drill rig to further explore the depth extension discovered in the fourth quarter of 2007.  In addition to this powerful drill rig, there are eight other active drill rigs targeting approximately 70,000 meters over the next 12 months, and

VIII.	placing orders for long lead-time shaft hoists.

In March 2008, the Company issued 928,962 flow-through shares for C$8.5 million.  This funding was completely applied to Westwood capital expenditures by the end of the third quarter of 2008.  These proceeds were spent in the first nine months of 2008 in accordance with the applicable Canadian Income Tax Legislation which allows for expenditures to be incurred within 12 months. Capital expenditures during the third quarter of 2008 totaling $6.6 million included underground development and exploration drilling, a deposit payment on two new and one used hoists, site preparation and heads frame foundation, and the raise boring contract and ramp development for Warrenmac.  Capital expenditures totalled $13.9 million in the first nine months of 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	49	37	32%	156	126	24%
Ore milled (000t)	51	37	38%	157	125	26%
Head grade (g/t)	13.4	12.1	11%	12.9	12.4	4%
Recovery (%)	97	97	-	97	97	-
Gold production – 100% (000 oz)	21	14	50%	63	49	29%
Gold sales – 100% (000 oz)	22	14	57%	64	47	36%
Gold revenue ($/oz)(a)	$866	$692	25%	$894	$670	33%
Cash cost ($/oz)	$242	$386	(37%)	$314	$335	(6%)
Royalties ($/oz)	11	-	-	6	-	-
Cash cost ($/oz)(b)	$253	$386	(34%)	$320	$335	(4%)

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Sleeping Giant produced 21,000 ounces of gold during the third quarter of 2008, an increase of 50% compared to 14,000 ounces in the third quarter of 2007.  The increase in gold production was a result of higher throughput, which increased as higher tonnage was hoisted due to improved sequencing of mining activities and an accelerated mining rate.  Active mining of ore and underground mucking at Sleeping Giant ceased during the third quarter of 2008 and the mill should cease operations in October 2008.  During the first nine months of 2008, total gold production was 63,000 ounces an increase of 29% compared to 49,000 ounces during the first nine months of 2007.

The following table details the change in cash cost per ounce of gold produced for the Sleeping Giant mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Higher gold production	(132)	(78)
Draw-down of underground ore stockpiles	40	64
Weakening of the US dollar	4	25
Lower labor costs	(61)	(31)
Lower (higher) by-product credits	5	(1)
Higher royalty expense	11	6
Decrease in cash cost per ounce, compared to 2007	(133)	(15)

Cash costs per ounce of gold produced during the third quarter and the first nine months of 2008 were lower compared to the prior year periods mainly as a result of higher gold production resulting from the acceleration of mining undertaken by Sleeping Giant in the current year.

As the mine is drawing to a close, no capital expenditures were required during the first nine months of 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Agreement to sell the Sleeping Giant mine

On October 9, 2007, an option agreement was signed with Cadiscor Resources Inc. (“Cadiscor”), granting them the right to purchase the Sleeping Giant mine after the completion of mining and processing, for total consideration of up to C$7.0 million.  As part of the agreement with Cadiscor, IAMGOLD continued to mine and process reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, Cadiscor purchased the property and all the related infrastructure assets.

As a result of IAMGOLD’s aggressive cost reduction and production initiatives, the Company accelerated the timetable for the sale of Sleeping Giant mine from the previously agreed upon date of April 1, 2009 to October 31, 2008.  At the end of September 2008, the Company also amended the terms of the sale to reflect capital market conditions.  Under the original agreement, Cadiscor was to pay IAMGOLD C$5.0 million in cash or shares of Cadiscor on closing, however, under the amended agreement, Cadiscor paid IAMGOLD, on October 31, 2008, C$1.5 million in shares and a three year C$3.5 million convertible debenture.  In December 2007, the Company received C$0.3 million in cash, 0.6 million common shares and 1.0 million common share purchase warrants.  Conditions related to these warrants have also been amended.  Each of these warrants now entitles IAMGOLD to purchase one common share of Cadiscor at a price of C$0.70 instead of C$1.00, until December 31, 2010 instead of April 1, 2009.  IAMGOLD will also receive C$1.0 million in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill, and will retain a net smelter return royalty on future production from Sleeping Giant.

Botswana—Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	633	1,588	(60%)	1,536	6,087	(75%)
Strip ratio(a)	1.9	3.9	(51%)	1.2	6.5	(82%)
Ore milled (000t)	269	238	13%	768	654	17%
Head grade (g/t)	3.6	3.4	6%	3.4	3.5	(3%)
Recovery (%)	84	86	(2%)	84	86	(2%)
Gold production – 100% (000 oz)	26	22	18%	71	63	13%
Gold sales – 100% (000 oz)	28	25	12%	70	67	4%
Gold revenue ($/oz)(b)	$705	$635	11%	$670	$620	8%
Cash cost excluding royalties ($/oz)	$380	$550	(31%)	$364	$538	(32%)
Royalties ($/oz)	45	41	10%	44	34	29%
Cash cost ($oz)(c)	$425	$591	(28%)	$408	$572	(29%)

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production during the third quarter of 2008 was 26,000 ounces, an increase of 18% from the 22,000 ounces produced in the third quarter of 2007.  The increase in gold production was due to higher throughput and higher gold grades as compared to the third quarter of 2007, partially offset by lower mill recoveries.  The increase in throughput compared to the third quarter of 2007 was a result of an increase in crusher availability, higher SAG and ball mill availability, and a higher instantaneous throughput rate.  During the first nine months of 2008, total gold production was 71,000 ounces, an increase of 13% compared to 63,000 ounces during the first nine months of 2007.

The services of the previous mining contractor were deemed no longer necessary as larger mining equipment was not required to mine the bottom of the pit.  The previous mining contractor was demobilized during the first quarter of 2008 and was replaced, on a temporary basis, with a local mining contractor utilizing smaller equipment to reduce congestion in the pit and lower unit costs and overheads.  During July 2008, the Mupane mine started the transition to owner-mining using new equipment

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

redeployed to Botswana from another site.  This initiative has increased the mineable mineral reserves by 64,000 ounces, which, at a cash cost of under $450 per ounce, will extend the operational life to the third quarter of 2012.  A large majority of the operators for the new equipment and supervisors were hired locally, already having good experience with the previous mining contractor.  Consequently, the mine has been able to commence mining at a fully productive level and with minimal training required.

The extended life-of-mine will result in a decline in amortization due to higher reserves, partially offset by depreciation of the new mining fleet.

The following table details the change in cash cost per ounce of gold produced for the Mupane mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Higher gold production	(79)	(55)
Lower mining costs	(91)	(119)
Higher royalty expenses	4	10
Decrease in cash cost per ounce, compared to 2007	(166)	(164)

Cash costs per ounce of gold were lower for the third quarter and the first nine months of 2008, compared to the prior year periods, as a result of higher gold production and lower mining costs following the transition from large contractor mining to smaller contractor mining and, eventually, to owner-mining.

Capital expenditures during the third quarter of 2008 were $2.3 million compared to $0.3 million in the third quarter of 2007.  Capital expenditures of $3.6 million were incurred in the first nine months of 2008.

As at September 30, 2008, the remaining Mupane forward sales contracts acquired on the acquisition of Gallery Gold Limited were as follows:

	Forward Sales	Average Forward	Liability
Year	oz	Price ($/oz)	(in $millions)
2008	19,444	402	4.6
2009	43,888	407	10.5
Total	63,332	405	15.1

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue.  During the first nine months of 2008, the required 58,332 ounces of gold were delivered under the forward sales contracts equal to the number of ounces delivered in the first nine months of 2007.  Spot sales were 8,230 ounces of gold during the third quarter of 2008 compared to 5,580 ounces during the third quarter of 2007.

Revenues were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
(in $ millions)	$	$	$	$
Spot sales	7,180	3,641	9,830	5,856
Gold forward sales contracts	7,823	7,823	23,470	23,470
Gold forward sales liability amortization	4,510	4,156	13,281	12,187
Silver sales	50	48	145	219
	19,563	15,668	46,726	41,732

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	1,831	1,795	2%	6,710	7,624	(12%)
Strip ratio(a)	4.2	4.1	2%	2.9	3.8	(24%)
Ore milled (000t)	381	373	2%	1,137	1,162	(2%)
Head grade (g/t)	3.3	3.8	(13%)	3.9	3.8	3%
Recovery (%)	89	75	19%	82	77	6%
Attributable gold production (000 oz)	41	35	17%	123	100	23%
Attributable gold sales (000 oz)	39	35	11%	121	104	16%
Gold revenue ($/oz)(b)	$874	$681	28%	$899	$667	35%
Cash cost excluding royalties ($/oz)	$346	$343	1%	$351	$358	(2%)
Royalties ($/oz)	50	42	19%	53	42	26%
Cash cost ($oz)(c)	$396	$385	3%	$404	$400	1%

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Attributable gold production for the third quarter of 2008 was 41,000 ounces, an increase of 17% from the 35,000 ounces produced in the third quarter of 2007.  Gold production increased as a result of higher gold recoveries and higher throughput, partially offset by lower gold grades mined.  Gold recoveries were higher during the current quarter due to higher percentage of oxide ores being treated as well as higher absolute recovery for both sulphide and oxide ores as a result of the new gravity circuit.  During the first nine months of 2008, total attributable gold production was 123,000 ounces, an increase of 23% compared to 100,000 ounces during the first nine months of 2007.

The table below details the change in cash cost per ounce of gold produced for the Sadiola mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Higher gold production	(52)	(67)
Higher energy costs	31	27
Higher cost of labor, consumables and mining contractor costs	24	33
Higher royalty expense	8	11
Increase in cash cost per ounce, compared to 2007	11	4

Cash costs per ounce of gold increased during the quarter and nine-month period compared to the prior year periods primarily as a result of higher energy costs as the worldwide prices for diesel fuel increased.  Cost of other inputs such as consumables and labor also increased during the current year.  In addition, royalty expenses were higher as a result of a rise in gold prices.  These increases in cash costs were offset to a large extent as a result of higher gold production in the current quarter and nine-month period compared to the prior year periods by 17% and 23%, respectively.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Sadiola distributed a dividend of $20.0 million during the third quarter of 2008 of which IAMGOLD’s share was $7.6 million ($60.0 million of which IAMGOLD’s share was $22.8 million during the first nine months of 2008) compared to no dividend during the third quarter of 2007 ($45.0 million of which IAMGOLD’s share was $17.1 million during the first nine months of 2007).  In October 2008, Sadiola also distributed another $20.0 million for which IAMGOLD’s share was $7.6 million.

The Company’s attributable portion of capital expenditures during the third quarter of 2008 was $0.5 million compared to $0.9 million in the corresponding quarter of 2007.  Attributable capital expenditures for the first nine months of 2008 totaled $1.7 million.  The current plan at Sadiola indicates a mine life to 2015, excluding the Sadiola deep sulphide project.  Sadiola has initiated a feasibility study on the deep sulphide project which is expected to be completed in mid-2010, at an attributable expenditure of $3.5 million. The delay relates to a change in scope of the study, with the need for additional sampling and metallurgical testwork.

Mali—Yatela Mine (IAMGOLD interest – 40%)
Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	815	599	36%	2,438	1,262	93%
Capitalized waste mined - pit cutback (000t)	102	652	(84%)	646	3,382	(81%)
Strip ratio(a)	3.8	2.1	81%	6.1	1.2	408%
Ore crushed (000t)	338	259	31%	908	883	3%
Head grade (g/t)	2.7	2.3	17%	2.2	3.7	(41%)
Attributable gold stacked (000 oz)	18	19	(5%)	53	103	(49%)
Attributable gold production (000 oz)	18	30	(40%)	50	98	(49%)
Attributable gold sales (000 oz)	17	31	(45%))	49	99	(51%)
Gold revenue ($/oz)(b)	$867	$679	28%	$895	$664	35%
Cash cost excluding royalties ($/oz)	$516	$199	159%	$462	$174	166%
Royalties ($/oz)	49	42	17%	53	40	30%
Cash cost ($oz)(c)	$565	$241	134%	$515	$214	141%

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Attributable gold production for the third quarter of 2008 was 18,000 ounces, a decrease of 40% compared to the 30,000 ounces produced in the third quarter of 2007.  Gold production decreased as a greater proportion of low grade marginal ore from stockpiles and lower grade sulphide ore from the pit were processed versus high grade oxide ore from the previous year.  Fresh ore availability was low and a larger quantity of waste was stripped compared to the previous period.  The mine expects to reach fresh, higher grade ore in the fourth quarter of 2008 which will enable the Company to accelerate gold production for the remainder of the year.  During the first nine months of 2008, total attributable gold production was 50,000 ounces, a decrease of 49% compared to 98,000 ounces during the first nine months of 2007.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The following table details the change in cash cost per ounce of gold produced for the Yatela mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase due to:
Lower gold production	138	171
Higher cost of labor and energy	179	117
Higher royalty expense driven by a rise in gold prices	7	13
Increase in cash cost per ounce, compared to 2007	324	301

Cash costs were higher during the third quarter and the nine-month period of 2008 compared to the prior year periods as a result of lower gold production and higher mining costs from higher volume mined for waste stripping.

The Yatela mine has finalized details with a new mining contractor to carry out mining operations resulting in an estimated cash cost savings of $40 per ounce compared to current operating costs.  The new contractor has begun providing mining services during the third quarter of 2008.  The transition to the new mining contractor has gone smoothly.  Mining has ramped up rapidly to full capacity and the organization absorbed many trained operators from the previous contractor.

The Company’s attributable portion of capital expenditures during the third quarter of 2008 was $0.9 million compared to $2.9 million in the third quarter of 2007, and was related to costs of additional heap leach pads and capitalized stripping.  Attributable capital expenditures for the first nine months of 2008 totaled $5.0 million.

Mine operations at the Yatela mine are expected to cease mid-2010 while gold production on the leach pads is expected to cease in early 2011.

There have been no dividend distributions during the first nine months of 2008.  During the third quarter of 2007, Yatela distributed a dividend of $20.0 million of which IAMGOLD’s share was $8.0 million. ($60.0 million of which IAMGOLD’s share was $24.0 million during the first nine months of 2007).

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	4,576	4,053	13%	12,365	12,748	(3%)
Capitalized waste mined (000t)	1,272	1,188	7%	3,892	3,314	17%
Strip ratio(a)	3.4	3.5	(3%)	3.3	3.3	-
Heap Leach:
Ore crushed (000t)	785	738	6%	2,370	2,361	-
Head grade (g/t)	1.0	1.0	-	1.0	1.0	-
Attributable gold stacked (000 oz)	29	24	21%	81	78	4%
Attributable gold production (000 oz)	17	17	-	53	56	(5%)
Mill:
Ore milled (000t)	256	247	4%	794	805	(1%)
Head grade (g/t)	1.7	1.5	13%	1.6	1.6	-
Recovery (%)	98	98	-	98	97	1%
Attributable gold production (000 oz)	13	12	8%	40	38	5%
Total attributable gold production (000 oz)	30	29	3%	93	94	(1%)
Total attributable gold sales (000 oz)	30	28	7%	93	93	-
Gold revenue ($/oz)(b)	$870	$679	28%	$894	$665	34%
Cash cost excluding royalties ($/oz)	$549	$413	33%	$476	$357	33%
Royalties ($/oz)	26	20	30%	27	20	35%
Cash cost ($oz)(c)	$575	$433	33%	$503	$377	33%

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Attributable gold production for the third quarter of 2008 was 30,000 ounces as compared to 29,000 ounces in the third quarter of 2007.  Tonnes mined were higher during the third quarter of 2008 compared to the second quarter of 2008 and the third quarter of 2007 due to an improvement in fleet efficiencies after the radial tire shortages experienced during the previous quarter was addressed.  Gold production in the heap leach during the third quarter of 2008 was similar to the corresponding period in 2007.  The feed to the heap leach sections was 6% higher during the quarter compared to the third quarter of 2007.  Gold production in the carbon-in-leach process during the third quarter of 2008 was higher than the third quarter of 2007 as a result of increased throughput and higher gold grades processed in the mill.  The feed to the CIL plant was lower as a result of the CIL expansion tie-in activities that impacted on plant availability.  During the first nine months of 2008, total attributable gold production was 93,000 ounces compared to 94,000 ounces during the first nine months of 2007.

The following table details the change in cash cost per ounce of gold produced for the Tarkwa mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Lower (higher) gold production	(6)	6
Higher mining contractor costs	16	8
Higher cost of labor	10	8
Higher cost of power	34	13
Higher cost of consumables	82	84
Higher royalty expense	6	7
Increase in cash cost per ounce, compared to 2007	142	126

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Mining contractor costs were higher during the quarter compared to the prior year period as a result of higher cost of diesel.  In addition, higher tonnage mined in the current quarter resulted in higher mining contractor costs for the quarter.  Power costs were higher as the Ghanaian electricity supply corporation increased power tariffs during the quarter.  Consumables increased as a result of an increase in tires, explosives and cyanide costs.   Royalty expenses were higher as a result of a rise in the gold price. Current cost reduction efforts are focussed on optimizing truck haulage, tire management, blasting optimization, and reduction of in-process inventories.  The tire retread facility commissioned during the first quarter of 2008 helped increase fleet productivities during the current period.

The Company’s attributable portion of capital expenditures during the third quarter of 2008 was $13.5 million compared to $8.2 million in the third quarter of 2007.  Capital expenditures during the third quarter of 2008 were related to the CIL expansion project, capitalized stripping, additional primary mining fleet and the relocation of an electrical transformer sub-station.  Overall increased gold recovery, after the start-up of the CIL mill expansion expected during the fourth quarter of 2008, will positively impact unit cash costs going forward.  Attributable capital expenditures for the first nine months of 2008 totaled $36.2 million.

There were no cash distributions from Tarkwa during both the first nine months of 2008 and the first nine months of 2007.  Attributable portion of cash held at Tarkwa mine accounted for as working interest totaled $2.9 million as at September 30, 2008 and $4.2 million as at December 31, 2007.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	1,175	914	29%	4,106	2,616	57%
Capitalized waste mined - pit cutback (000t)	-	433	-	145	1,664	(91%)
Strip ratio(a)	4.5	5.1	(12%)	5.3	5.1	4%
Ore milled (000t)	214	212	1%	647	709	(9%)
Head grade (g/t)	1.3	1.4	(7%)	1.4	1.2	17%
Recovery (%)	93	94	(1%)	94	92	2%
Attributable gold production & sales (000 oz)	8	9	(11%)	28	25	12%
Gold revenue ($/oz)(b)	$868	$679	28%	$897	$665	35%
Cash cost excluding royalties ($/oz)	$864	$452	91%	$663	$482	38%
Royalties ($/oz)	26	20	30%	27	20	35%
Cash cost ($oz)(c)	$890	$472	89%	$690	$502	37%

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Attributable gold production during the third quarter of 2008 was 8,000 ounces, as compared to 9,000 ounces in the third quarter of 2007.  The decrease in gold production was mainly due to the unavailability of the pebble crusher, resulting in additional feed of low grade oxide material to balance the mill-feed blend.  Although there were sets of critical spares on site, these failed upon installation and the replacement original equipment manufacturer parts were only received in the latter half of the quarter.  The increase in mill throughput was due to a softer blend feed to the plant during the rebuilding of the pebble crusher.  Despite this, the lower grade resulted in less gold produced.  During the first nine months of 2008, total attributable gold production was 28,000 ounces compared to 25,000 ounces during the first nine months of 2007.

The following table details the change in cash cost per ounce of gold produced for the Damang mine between 2008 and 2007.

($/ounce of gold produced)	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Increase (decrease) due to:
Lower (higher) gold production	35	(37)
Higher mining contractor costs	87	66
Higher capitalized waste in prior year	157	98
Higher cost of labor	24	12
Higher cost of power	80	19
Higher cost of consumables	29	23
Higher royalty expenses	6	7
Increase in cash cost per ounce, compared to 2007	418	188

Mining contractor costs were higher compared to the prior year as a result of higher tonnage mined, longer haulage distances and higher cost of diesel.  During the second quarter of 2008, capitalization of stripping costs related to the cutback ceased as the main body of ore has been accessed.  All stripping costs are now being expensed and amortization of capitalized stripping costs is being recorded.  In the previous year, however, all stripping costs were being capitalized.  Power cost increased during the quarter as the Power Authority of Ghana raised power tariffs.  Royalty expenses were higher as a result of a rise in gold prices.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The Damang mine is currently focusing on lowering contract mining costs and improved blasting techniques.  In April 2008, illegal miners had invaded the Rex project area.  The illegal miners were peacefully removed and mining commenced at the Rex pit where 57,000 tonnes were mined during the quarter.

The Company’s attributable portion of capital expenditures during the third quarter of 2008 was $0.7 million compared to $1.4 million in the third quarter of 2007.  Capital expenditures during the third quarter of 2008 were related to dewatering of the cutback pits, repair of primary crusher shells and shaft, compensation to farmers adjacent to the Rex pit, and new resource conversion drilling.  Attributable capital expenditures for the first nine months of 2008 totaled $3.2 million.

There were no cash distributions from Damang during both the first nine months of 2008 and the first nine months of 2007.  Attributable portion of cash held at Damang accounted for as working interest totaled $0.8 million as at September 30, 2008 and $0.9 million as at December 31, 2007.

Canada—Niobec Mine (IAMGOLD interest – 100%)
Summarized Results
100% Basis

	Three months ended September 30,				Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Total operating material mined (000t)	460	428	7%	1,382	1,280	8%
Ore milled (000t)	452	425	6%	1,346	1,255	7%
Grade (% Nb205)	0.62	0.65	(5%)	0.63	0.64	(2%)
Niobium production (000 kg Nb)	1,154	1,102	5%	3,340	3,292	1%
Niobium sales (000 kg Nb)	964	938	3%	3,227	3,271	(1%)
Operating margin ($/kg Nb)(a)	$22	$14	57%	$17	$10	70%
(in millions $)
Operating cash flow before working capital changes	$16.7	$13.5	24%	$49.9	$33.5	49%
Working capital changes	(0.5)	(0.2)	150%	(6.0)	(0.7)	757%
Operating cash flow	$16.2	$13.3	22%	$43.9	$32.8	34%

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Niobec mine is a non-gold producing asset.  It represents the only North American source of pyrochlore in operation, and one of only three major producers of niobium worldwide.

During the first nine months of 2008, demand for niobium remained strong while North America and to some extent, the European Union, experienced economic weakness.  Asian countries, mainly China, continued to show strong demand.  Niobium demand closely follows the demand for steel, amplified by a trend over time to increase the usage of niobium per tonne of steel produced.  Niobium prices, like demand, have continued to rise sharply during the first nine months of 2008, as have most consumables tied to the production of steel.  The recent liquidity crisis in the financial markets and an ensuing global economic slowdown could potentially have an adverse impact on future demand and prices.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Niobium production during the third quarter of 2008 was 1,154 tonnes, an increase of 5% compared to 1,102 tonnes in the third quarter of 2007.  The increase in production was a result of increased tonnage hoisted and processed partially offset by lower grades and recoveries.  The operating margin per kilogram of niobium continued to expand and increased during the third quarter and the first nine months of 2008 by 57% and 70% respectively, compared to the same periods in 2007.  During the third quarter of 2008, niobium revenues were $35.5 million, as compared to $26.5 million in the third quarter of 2007 as a result of a 31% increase in the realized niobium price and a 3% increase in sales volume.  Mining costs increased by 13% compared to the third quarter of 2007 as a result of increased cost of consumables and the weakening US dollar.

The Niobec mine contribution to operating cash flow was $16.2 million in the third quarter of 2008 as compared to $13.3 million in the third quarter of 2007 ($43.9 million during the first nine months of 2008 compared to $32.8 million in the first nine months of 2007).

Capital expenditures during the third quarter of 2008 were $7.3 million primarily related to underground expansion, equipment and deferred development.  Capital expenditures for the first nine months of 2008 totaled $15.6 million.

In June 2008, the Company announced the positive results of the feasibility study for the paste backfill system which continues to increase the contribution of the Niobec mine.  A technical report has been prepared that shows that the paste backfill system will enable the extraction of more ore grade material and result in an immediate 34% increase of the current reserves.  As underground development proceeds, current resources are expected to be converted into reserves at a rate of about 2 to 4 million tonnes per year.  Detailed engineering on design of the paste backfill facility is underway.  The construction of the paste backfill plant and underground development should be completed by mid-2010 at an estimated capital cost of $12.0 million, and provide an estimated rate of return of over 20% at long-term niobium prices.  The potential to realize additional tonnage from the current mining levels through the use of paste backfill is also being investigated.  Pilot plant testing of a Kelsey Jig unit, which may allow Niobec to realize a potential recovery improvement, is scheduled during the fourth quarter of 2008.  Results will be used for an economic evaluation on installing a full scale unit in the future.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Exploration and Development

During the first nine months of 2008, IAMGOLD’s exploration team was actively engaged in exploration in nine countries within South America and Africa, including exploration work in proximity to the Company’s operating mines.  During the third quarter of 2008, the Company incurred exploration and development expenditures of $20.6 million, compared to $13.4 million in the same quarter of 2007.  During the first nine months of 2008, the Company incurred $54.7 million on exploration and development compared to $53.0 million for the first nine months of 2007.  An impairment charge of $4.6 million was accounted for in the third quarter of 2008 in relation with capitalized exploration expenditures.  Exploration and development costs are summarized in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in $ millions) (unaudited)	2008	2007	2008	2007
Capitalized Exploration & Development	$	$	$	$
Operating mines – segment(1)
Suriname	2.6	2.4	7.8	5.9
Canada	6.9	2.6	14.2	8.6
Mali	0.3	0.3	0.6	1.4
Non-gold	0.1	-	0.1	0.1
	9.9	5.3	22.7	16.0
Exploration & development
South America
Ecuador – Quimsacocha	0.7	(0.1))	1.7	2.2
French Guiana – Camp Caiman	-	2.1	1.5	8.8
Peru – La Arena	0.5	0.6	1.0	2.9
Africa
Tanzania – Buckreef	1.1	0.7	3.4	4.0
Botswana	-	0.1	-	0.4
	2.3	3.4	7.6	18.3
Total Capitalized	12.2	8.7	30.3	34.3
Expensed Exploration
Operating mines – segment
Canada	1.4	0.3	4.5	0.7
Botswana	-	0.1	-	0.5
Mali	0.3	0.5	1.5	0.6
Other	-	-	-	2.8
	1.7	0.9	6.0	4.6
Exploration
South America	4.8	1.6	13.0	7.6
Africa	1.7	2.1	4.8	5.4
Canada	0.2	-	0.6	(0.4))
Australia	-	0.1	-	1.5
	6.7	3.8	18.4	14.1
Total Expensed	8.4	4.7	24.4	18.7
Total Capitalized and Expensed	20.6	13.4	54.7	53.0

(1)
Exploration and development costs related to activity within a mine area are included in mining assets and within the segmented information found in the Notes to the unaudited Interim Consolidated Financial Statements.  The expenditures are discussed in the results of operations section of this MD&A.  Exploration projects, which are distinct from mine activities, are included in exploration and development expenditures and are discussed below.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Capitalized Development Projects

South America - Ecuador—Quimsacocha

Work in Ecuador was directed entirely on the Quimsacocha project, an advanced exploration project with an indicated resource of 33 million tonnes at an average grade of 3.2 grams per tonne of gold, indicating 3.3 million ounces of gold.  A mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation.

The Ecuador’s constitutional referendum which includes the mandate to form a new policy for mining development was held on September 28, 2008.  The results show strong support with 63.9% in favour of the new constitution.  The new constitution legally took effect on October 20, 2008.  In the second and third quarters of 2008, the government of Ecuador has advanced the process of revising the Mining Law of Ecuador by conducting an extensive review of the policy recommendations made by the Constitutional assembly and through dialogue with international mining experts.  A mining committee consisting of senior officials of the Mining Ministry and representatives of IAMGOLD and the other large mining companies active in Ecuador, has conducted regular and constructive discussions regarding technical, fiscal and environmental aspects of the new Mining Law.  The President has, throughout this period, consistently maintained his commitment to develop a Mining Policy that allows for and promotes responsible large scale mining that provides an equitable sharing of benefits between all stakeholders.  A draft Mining Law was published by the Ministry of Mines in September, which is subject to final review by the President before being submitted for legislative approval.

The Company is ready to resume exploration drilling on new targets at Quimsacocha following the approval of the new Mining Law when drilling permits become available.  The government of Ecuador has stated its intention to complete the approval of the new Mining Law by the end of 2008.  The pending legislative change should not prevent the Company from proceeding with final feasibility work for the remainder of this year.

On July 29, 2008, the Company released results of the pre-feasibility study of the Quimsacocha project.  The study shows that during the first three years of production, Quimsacocha would produce an average of 224,000 ounces of gold per year at an average grade of 7.1 grams per tonne of gold, with cash costs averaging $214 per ounce before royalties and profit sharing.  The operation would generate, over the first three years, a pre-tax cash flow of $352 million.  Over a projected mine life of 7.5 years, the current deposit would produce an average of 202,000 ounces of gold per year at an average cash cost of $272 per ounce (no royalties or profit sharing included), generating a pre-tax operating cash flow of $669 million.  Capital expenditures up to commercial production, including all expenditures on development studies, are estimated at $337.1 million including a contingency of $45 million.  The study shows an internal rate of return, using undiscounted cash flow, of 21.3% (pre-tax and government royalties) and has an estimated payback of 3 years.  If the finalization of the Mining Law and receipt of permits occur in 2008, construction of the Quimsacocha project is targeted to commence in 2010 with commercial production in the second half of 2011.  By the second half of 2009, the Company will complete a final feasibility study, while pursuing its work on both the environmental and social impact assessments.

If the Company is unable to reach an agreement with the Government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

South America – French Guiana - Camp Caiman Project

Camp Caiman is a development project located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  In January 2008, the Company’s application to begin construction of the Camp Caiman project was refused by the French Government.  The Company developed a conceptual plan for the project, entitled Project Harmonie, which was designed to address concerns about the proximity of milling and processing facilities to the Kaw Mountain Reserve.  The Government of France is creating a new mining framework to allow for responsible mining that is respectful of the bio-diversity of French Guiana.  The new framework is expected to be completed by the end of 2008.  The Company has continued to work with the French mining and environmental administration as well as key stakeholders in French Guiana to explain the benefits of Project Harmonie and to develop cooperative working relationships.

Until the mining framework is completed and the new fiscal and regulatory requirements are assessed, the Company is not able to confirm the economic feasibility of Project Harmonie or the likelihood that a new application for a mining permit would be granted.

In order to protect the interests of the Company’s shareholders for damages incurred to date, the appropriate legal claims have been filed.

If the Company is unable to reach an agreement on the acceptable project development plan, here may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

The Company holds additional exploration permits near the proposed alternative infrastructure site, but exploration activities were suspended pending the outcome of the new mining framework.

South America – Peru – La Arena

In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for consideration of $47.6 million in cash and a 5.5% equity interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction and in light of information, IAMGOLD and Rio Alto’s financial advisors continue to consider alternative financial structures to conclude the transaction.

Africa – Tanzania – Buckreef

Work in Tanzania has been focused on the exploration and evaluation of the Buckreef Project, located in the Lake Victoria Goldfields in northern Tanzania.  Buckreef is an advanced exploration project containing a measured and indicated resource of 15.9 million tonnes, at an average grade of 2.0 grams per tonne of gold, indicating 1.0 million ounces of gold.

Total aircore drilling totaled 28,346 meters since the start of the 2008 program, including 20,687 meters in the third quarter.  Although some results are pending, results have been mixed.  Additionally, reverse circulation (RC) drilling were completed during the quarter on additional resource evaluation, bringing the total RC drilling to 7,383 meters year-to-date.  Results received in late June from the metallurgical heap leach test work on the Buckreef and Busolwa-Buziba deposits indicate low to moderate leach recoveries.  These results, together with the new drill results, will be incorporated into a revised financial model that will be available in December 2008.

IAMGOLD plans to spend $9.5 million in the 2008 Buckreef exploration program.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Greenfields Exploration Expenses

South America - Brazil

Exploration was directed at several early stage exploration projects located principally in the southernmost State of Rio Grande do Sul, and in the historically important Minas Gerais mining district.  Diamond drilling commenced on the Minas Gerais properties in June 2008 on a series of gold anomalous trends displaying favorable geophysical responses.  A series of large historical surface mine workings dating from the 17th century were identified from the Company’s detailed mapping program and occur within the anomalous trends.  Over 1,800 meters of diamond drilling were completed during the third quarter as part of a planned 3,000 meter drill campaign.

South America - Guyana

The Company’s field activities were directed principally at the Eagle Mountain Project located about 200 kilometers south of the coastal capital city of Georgetown.  A 3,000 meter diamond drill program is scheduled to commence in October 2008.  The drill program has been designed to trace the extent of significant drill intercepts encountered in the last drill program as well as test newly identified geophysical targets on the property.

South America - Suriname

IAMGOLD is engaged in a multi-year exploration effort on the Rosebel concession holdings.  Numerous large soil geochemical and geophysical surveys are on-going to evaluate the potential of areas within reasonable economic distance from the Company’s operation.  A twenty-three hole, 3,500 meter, diamond drill program commenced in September 2008 on the Mamakreek zone, located on the northern structural trend that hosts the Pay Caro-East Pay Caro, Koolhoven, and J-Zone deposits.  The planned drill pattern lies entirely within the Thunder Mountain concession that is not subject to the royalty provision with Euro Ressources S.A.  The drill program will test known near surface mineralization in conjunction with anomalous geophysical responses.  This work is independent of the capitalized exploration and development drilling carried out by Rosebel mine as described in the operations section of this report.

The Sarakreek project is situated in Brokopondo province about 100 kilometers south of the Rosebel Gold Mine, and 170 kilometers south of the capital of Paramaribo.  The project covers an area of 1,281 square kilometers in two separate concession blocks.  IAMGOLD holds an 87.5% interest in the entire project.  The Company has carried out two drill campaigns totaling 7,819 meters in 50 diamond drill holes since 2007.  A minimum 1,500 meter diamond drill program is scheduled to commence in November 2008 that may be expanded and extended into 2009.  The next phase of the exploration program will continue to assess the potential of the significant mineralization identified in earlier drilling, and evaluate other targets along the mineralized trend.  Regional surveys are in progress to identify further targets on the exploration concessions and expand on regional priority targets.  The Sarakreek project expenditures for 2008 are currently planned for $2.2 million.

South America - French Guiana

Limited field surveys were carried out on the Company’s concessions located about 20-25 kilometers southwest of the Camp Caiman development project.  A planned 5,000 meter drill program for 2008 was suspended due to the uncertainty surrounding the Camp Caiman project.  The Company will continue to monitor the situation.  The original expensed exploration planned for French Guiana in 2008 is $2.9 million, but expenses are expected to be less than planned.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Africa - Senegal

The Company continues to work on its wholly-owned Boto project located in eastern Senegal near the Mali border, where a significant new gold mineralized trend was identified earlier this year.  Work in the third quarter of 2008 focused on defining drill targets on three distinct zones (Boto 2, Boto 4, and Boto 6) within a six kilometer long mineralized corridor known as the Guemedji trend.  A 33-kilometer High Resolution I.P.-Resistivity geophysical survey (HIRIP survey) was 60% complete prior to being temporarily interrupted by the annual rainy season.  The survey is scheduled to restart in October 2008.  Preliminary data for sixteen lines completed prior to the stoppage indicate numerous chargeability anomalies that can be correlated with mineralization and hydrothermal alteration.  Planned work includes completion of the HIRIP survey, acquisition of high resolution aeromagnetic data and diamond drilling of identified targets.  A minimum 5,000 meter diamond drill program is planned and scheduled to start in November 2008 and extend into 2009.  The Company is examining the opportunity to advance exploration in blind areas with aircore drilling in conjunction with the planned diamond drilling campaign.

Outlook

IAMGOLD is searching for quality opportunities and will pursue the discovery of new deposits in 2008.  The planned and approved capitalized and expensed exploration and development for 2008 is $87.3 million.  Planned expenditures in 2008 may be affected by delays in the exploration in Ecuador, and French Guiana, but offset by the acceleration in the development of the Westwood project.  The total exploration and development expenditures plan in 2008 remains unchanged and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
Operating mines – segment	32.8	3.3	36.1
Exploration and development projects	22.8	28.4	51.2
	55.6	31.7	87.3

Cash Flow

Operating cash flow was $71.7 million for the third quarter of 2008 compared to $29.8 million during the third quarter of 2007.  For the first nine months of 2008, operating cash flow was $189.3 million compared to $60.5 million during the first nine months of 2007.  The increase in operating cash flow was mainly driven by higher gold and niobium prices, and higher number of gold ounces sold, partially offset by higher mining costs due to increased production, higher royalties, labor, consumables and energy costs.  Change in non-cash working capital items also had a positive impact during the third quarter of 2008.  The Niobec mine contribution to operating cash flow during the third quarter of 2008 was $16.2 million compared to $13.3 million during the third quarter of 2007 and $43.9 million during the first nine months of 2008 compared to $32.8 million during the first nine months of 2007.

Cash flow used in investing activities during the third quarter of 2008 was $58.4 million compared to $15.5 million in the third quarter of 2007, an increase of 277%.  Cash flow used in investing activities during the first nine months of 2008 was $141.8 million compared to $68.9 million in the first nine months of 2007, an increase of 106%.  Investing activities are mainly related to mining assets, exploration and development, increase of long-term ore stockpiles, investments and increases in restricted cash related to asset retirement obligations.  Planned capital expenditures for mining operations and exploration and development in 2008 are $180.0 million.

Cash flow from financing activities was $0.1 million in the third quarter of 2008 compared to cash flow used in financing activities of $1.3 million in the third quarter of 2007.  Cash flow used in financing activities during the first nine months of 2008 was $7.4 million compared to $38.6 million in the first nine months of 2007, a decrease of 81% mainly due to an increase in issuance of common shares and lower repayment of long-term debt in 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Balance Sheet

Risks

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions.  Recent financial market conditions impacted interest rates, gold prices and currency rates.  At the date of this MD&A, the Company’s financial position remains strong and was not materially impacted by recent market conditions.

Liquidity and Capital Resources

Cash and cash equivalents, and bullion position totaled $306.9 million as at September 30, 2008 compared to $242.5 million as at December 31, 2007 with bullion valued at the period-end market price.  The Company also has access to a $140.0 million, five-year, revolving credit facility which was signed during the second quarter of 2008.

Working Capital
	As at September 30, 2008	As at December 31, 2007
Working capital (in $ millions)	215.6	156.0
Current working capital ratio	2.3	1.9

During the first nine months of 2008, working capital increased by $59.6 million mainly due to increases in cash and cash equivalents, gold bullion and decreases in dividends payable, partially offset by an increase in accounts payable and accrued liabilities.

Cash and cash equivalents

(in $ millions)	As at September 30, 2008	As at December 31, 2007
	$	$
Discretionary cash and cash equivalents	127.9	95.7
Joint venture cash	25.4	17.6
Total	153.3	113.3

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines accounted for as working interest which totaled $3.7 million as at September 30, 2008 and $5.1 million as at December 31, 2007.

Long-Term Debt

The current portion of the non-revolving term loan of the credit facility totaling $4.0 million as at December 31, 2007 was repaid in March 2008.  In the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140.0 million five-year revolving credit facility which may be used for general corporate purposes including acquisitions.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio.  The letter of credit and standby fees also vary according to the senior debt ratio.  This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries.

As at September 30, 2008, the credit facility was not drawn upon, except for $10.9 million in letters of credit issued to guarantee certain asset retirement obligations.  In addition, the Company has agreed to keep €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) available under the credit facility to fund the acquisition of Euro Ressources S.A. (“EURO”).

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The long-term debt includes:

•	Liability of $4.1 million relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane Française S.A.R.L.

•	Financing of $0.9 million relating to an agreement with Hydro-Québec for the installation of a new power line at the Niobec mine site. The annual interest rate is 6.41%.

•	Remaining non-participating shares for $0.8 million redeemable, assumed following the acquisition of Cambior Inc. in November 2006.

•	Other loans totaling $0.3 million.

Asset Retirement Obligations

At September 30, 2008, a liability of $79.7 million (December 31, 2007- $85.3 million), representing the discounted value of asset retirement obligations, was accounted for in the Company’s balance sheet.  Accretion expensed totaled $1.5 million during the third quarter of 2008 ($3.9 million during the first nine months of 2008).  Disbursements, totaling $2.5 million, were incurred during the third quarter of 2008 ($6.4 million during the first nine months of 2008) and are mainly be related to the Omai gold mine closure for which an agreement was signed in 2008.

Shareholders’ Equity

At the end of 2007, IAMGOLD announced an annual dividend payment of $0.06 per share totaling $17.6 million which was paid on January 11, 2008.

As at September 30, 2008, the Company had 295,645,178 shares issued and outstanding and 6,514,768 outstanding share options.  The 19,991,000 warrants exercisable for 8,396,220 shares at a price of C$8.93 each, expired on August 12, 2008 without being exercised.  As at November 3, 2008, there were 295,645,178 shares issued and outstanding and 6,557,193 share options outstanding.

Gold Sales and Commitments

As at September 30, 2008, the Mupane sales contracts totaling 63,332 ounces of gold at an average price of $405 per ounce were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.  During the third quarter of 2008, the required 19,444 ounces of gold (58,332 ounces during the first nine months of 2008) (19,444 ounces during the third quarter of 2007; 58,332 ounces during the first nine months of 2007) were delivered under these forward sales contracts.

(in $ millions)	As at September 30, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(15.1)	(30.6)	(28.3)	(53.7)

Gold Bullion

At September 30, 2008, the accumulated gold bullion balance was 173,704 ounces at an average cost of $404 per ounce for a total cost of $70.2 million.  The market value of the bullion was $153.6 million using the September 30, 2008 gold price of $885 per ounce (as at December 31, 2007: 154,954 ounces of gold, cost of $54.0 million and market value of $129.2 million).  The increase during the third quarter of 2008 in the number of ounces was due to the receipt of 6,250 ounces of gold related to a gold receivable following a prior disposal of a project (18,750 ounces during the first nine months of 2008).

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

(in $ millions)	As at September 30, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold bullion	70.2	153.6	54.0	129.2

Ounces of Gold Receivable

As at December 31, 2007, IAMGOLD had 18,750 ounces of gold receivable related to the prior disposal of a project which were all received in equal quarterly delivery on 6,250 ounces in 2008 and kept as gold bullion as discussed previously.

Contractual Obligations

Contractual obligations as at September 30, 2008 increased compared to the information disclosed in the 2007 annual report.  Capital commitments increased by $32.6 million to $43.8 million mainly due to the Westwood project and the Rosebel mill expansion and optimization projects.  Purchase obligation, relating to agreements to purchase goods or services that are enforceable and legally binding to the Company, also increased during the first nine months of 2008 by $3.3 million to $19.9 million mainly due to Sadiola.

Related Party Transactions

There were no material related party transactions during the first nine months of 2008.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

As required, as of September 30, 2008, an evaluation was carried out under the supervision of, and with the participation of IAMGOLD’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) in connection with the Company’s design and operating effectiveness of disclosure controls and procedures.

Disclosure controls and procedures:

As at the end of the period covered by these MD&A and accompanying financial statements, IAMGOLD’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures.  Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company including its consolidated subsidiaries and joint venture was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting.  The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of the management’s evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Changes in Canadian Accounting Policies

(a)  Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for IAMGOLD on January 1, 2008.  The new standards replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments influencing the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures in Note 14 of the Company’s interim unaudited consolidated financial statements.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

The Company’s financial instruments such as cash and cash equivalents, restricted cash, marketable securities and warrants are all recorded at fair values on the Company’s balance sheet, while receivables, accounts payable and long-term debt are recorded at amortized cost, and gold forward contracts, initially recorded at fair value, are subsequently recorded at amortized cost.

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535 – Capital disclosures, which was effective for IAMGOLD on January 1, 2008.  Section 1535 – Capital disclosures specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in Note 15 of the Company’s interim unaudited consolidated financial statements.

(c)  Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;
•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;
•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in Notes 7 and 11 of the Company’s interim unaudited consolidated financial statements.   The adoption of this new accounting standard resulted in a reclassification of $1.3 million of capital spares from inventories to mining assets at January 1, 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

(d) Reclassification of financial instruments:

Financial markets around the world face unsettling conditions, and the Accounting Standard Board (“AcSB”) continues to closely monitor developments at the international level.  On October 17, 2008, the AcSB has announced amendments to Sections 3855, Financial Instruments - Recognition and Measurement, and 3862, Financial Instruments - Disclosures.  The amendments permit reclassification of financial assets in specified circumstances.  They are being made to ensure consistency of Canadian standards with International Financial Reporting Standards (IFRS) and US standards.  They are effective for reclassifications made on or after July 1, 2008, but only for periods for which annual or interim financial statements have not been issued previously.  The amendments allow entities to move financial assets out of categories that require fair value changes to be recognized immediately in net income.  However, assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.  This new standard did not have any impact on the Company’s financial statements during the third quarter of 2008.

Future Accounting Changes

Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets, and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets.  This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible asset.  Accounting for goodwill and intangible assets following a business combination remains unchanged.  Section 3064 gives guidance about internally generated intangible assets.  This section applies to fiscal years beginning on or after October 1, 2008.  The Company is assessing the impact of this new section and will adopt this standard in 2009.

International Financial Reporting Standards

In January 2006, the Accounting Standards Board (“AcSB”) adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  In February 2008, the AcSB confirmed that IFRS must be adopted for fiscal years beginning on or after January 1, 2011.  Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

IAMGOLD launched its conversion project in June 2008.  To date, IAMGOLD has identified a team and an external resource provider, developed and delivered an initial training program, completed the diagnostic impact assessment of the accounting and business process impacts of the conversion to IFRS and prepared a preliminary conversion plan.  The team includes people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations.  The initial training program continues to be delivered to relevant employees throughout the organization.  The diagnostic impact assessment phase of the project involved the identification of the major differences between the Company’s accounting policies and IFRS including choices permitted under IFRS and preliminary implementation decisions such as whether certain changes will be applied on a retrospective or prospective basis.  The preliminary conversion plan identifies the significant steps to conversion and the resources required.  Furthermore, the conversion plan incorporates continuous and active dialogue with the Company’s independent auditors throughout the conversion process.

The Company is currently in the process of identifying the resources to be used in the conversion project and developing a detailed implementation plan.  The detailed implementation plan will include the selection of IFRS policies and transition elections and the quantification of the impact of IFRS on the Company’s consolidated financial statements.  The Company’s objective in choosing its IFRS policies and transition elections is to not only be IFRS compliant but to provide the most meaningful and transparent information to its stakeholders.  The impact on the Company’s business processes, information technology and data systems, internal controls over financial reporting, additional training programs, and disclosure controls and procedures, including investor relations and external communications plans, will also be incorporated into the implementation plan.  The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Forward-Looking Statements

Cautionary statement on Forward-Looking Information

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”.  The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in the Company’s credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects, include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future of the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

US Investors Should Note

The United States Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC.  US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F.  A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Financial Measures

Adjusted Net Earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

		2008		2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in $ millions)	$	$	$	$	$	$	$
Adjusted net earnings	23.4	33.3	34.4	14.4	19.5	12.4	11.3
Impairment charge – Exploration capitalized expenditures	(4.6)	-	-	-	-	-	-
Impairment charge – Mupane	-	-	-	-	-	(93.7)	-
Impairment charge – Doyon development costs	-	-	-	(5.9)	-	-	-
Net earnings (loss)	18.8	33.3	34.4	8.5	19.5	(81.4)	11.3

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs.  These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Third quarter ended September 30, 2008
(unaudited)	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	45.4	17.6	6.2	12.1	16.3	10.5	108.1	15.3	123.4
Adjust for:
By-product credit	-	(0.8)	(0.2)	(0.1)	-	-	(1.1)
Stock movement	(0.8)	(2.2)	(0.7)	(1.3)	0.8	0.5	(3.7)
Stockpile movement-depreciation	(0.9)	-	-	-	-	-	(0.9)
Accretion expense	(0.4)	(0.5)	0.1	-	(0.2)	(0.1)	(1.1)
Foreign exchange, interest and other	(0.5)	-	-	0.3	(0.7)	(0.8)	(1.7)
Cost attributed to non-controlling interest	(2.2)	-	-	-	-	-	(2.2)
	(4.8)	(3.5)	(0.8)	(1.1)	(0.1)	(0.4)	(10.7)
Cash costs – operating mines	40.6	14.1	5.4	11.0	16.2	10.1	97.4
Cash costs – working interests(3)							24.4
Total cash costs including working interests							121.8
Attributable gold production – operating mines (000 oz )	82	27	21	26	41	18	215
Attributable gold production – working interests (000 oz)(3)							38
Total attributable gold production (000 oz)							253
Total cash costs ($/oz)	495	519	253	425	396	565	481

(1) Niobium, Exploration and development and Corporate Segments.
(2) As per unaudited Interim Consolidated Statement of Earnings.
(3) Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Third quarter ended September 30, 2007
(unaudited)	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	34.4	17.3	5.6	13.9	13.2	7.3	91.7	14.1	105.8
Adjust for:
By-product credit	-	(0.6)	(0.2)	-	(0.1)	(0.1)	(1.0)
Stock movement	0.6	0.9	0.3	(0.8)	(0.3)	(0.3)	0.4
Accretion expense	-	(0.4)	(0.3)	(0.2)	-	-	(0.9)
Foreign exchange, interest and other	(0.5)	-	-	0.2	0.6	0.2	0.5
Cost attributed to non-controlling interest	(1.7)	-	-	-	-	-	(1.7)
	(1.6)	0.1	(0.2)	(0.8)	0.2	(0.2)	(2.7)
Cash costs – operating mines	32.8	17.2	5.4	13.1	13.4	7.1	89.0
Cash costs – working interests(3)							16.8
Total cash costs including working interests							105.8
Attributable gold production –operating mines (000 oz)	71	32	14	22	35	30	204
Attributable gold production – working interests (000 oz)(3)							38
Total attributable gold production (000 oz)							242
Total cash costs ($/oz)	458	541	386	591	385	241	437

(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per unaudited Interim Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Nine months ended September 30, 2008
(unaudited)	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	118.9	55.3	22.0	28.2	49.2	26.4	300.0	51.7	351.7
Adjust for:
By-product credit	(0.2)	(2.4)	(0.8)	(0.2)	(0.1)	-	(3.7)
Stock movement	2.7	(0.8)	(1.1)	0.5	0.8	0.6	2.7
Stockpile movement-depreciation	(1.3)	-	0.1	-	-	-	(1.2)
Accretion expense	(1.0)	(1.4)	0.1	(0.2)	(0.5)	(0.3)	(3.3)
Termination benefits-Accretion expense	-	-	(0.1)	-	-	-	(0.1)
Foreign exchange, interest and other	(1.6)	0.1	0.1	0.8	0.2	(1.0)	(1.4)
Cost attributed to non-controlling interest	(5.9)	-	-	-	-	-	(5.9)
	(7.3)	(4.5)	(1.7)	0.9	0.4	(0.7)	(12.9)
Cash costs – operating mines	111.6	50.8	20.3	29.1	49.6	25.7	287.1
Cash costs – working interests(3)							65.7
Total cash costs including working interests							352.8
Attributable gold production –operating mines (000 oz)	229	85	63	71	123	50	621
Attributable gold production – working interests (000 oz)(3)							121
Total attributable gold production (000 oz)							742
Total cash costs ($ /oz)	490	597	320	408	404	515	476

(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per unaudited Interim Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Nine months ended September 30, 2007
(unaudited)	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	93.0	51.5	17.5	39.3	41.7	21.7	264.7	47.6	312.3
Adjust for:
By-product credit	(0.1)	(1.6)	(0.6)	(0.2)	(0.1)	(0.1)	(2.7)
Stock movement	0.9	2.6	0.6	(2.2)	(1.4)	(0.3)	0.2
Accretion expense	(0.1)	(1.1)	(1.2)	(1.0)	(0.1)	0.1	(3.4)
Foreign exchange, interest and other	(1.9)	(0.2)	-	0.4	(0.2)	(0.4)	(2.3)
Cost attributed to non-controlling interest	(4.6)	-	-	-	-	-	(4.6)
	(5.8)	(0.3)	(1.2)	(3.0)	(1.8)	(0.7)	(12.8)
Cash costs – operating mines	87.2	51.2	16.3	36.3	39.9	21.0	251.9
Cash costs – working interests(3)							48.4
Total cash costs including working interests							300.3
Attributable gold production –operating mines (000 oz)	186	97	49	63	100	98	593
Attributable gold production – working interests (000 oz)(3)							119
Total attributable gold production (000 oz)							712
Total cash costs ($/oz)	472	528	335	572	400	214	422

(1)  Niobium, Exploration and development and Corporate Segments.
(2)  As per unaudited Interim Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Unit Operating Margin per Kilogram of Niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine.  The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations.  Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs as per the unaudited interim consolidated statement of earnings.

(unaudited)	2008			2007
(in $ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information (Note 16 of unaudited consolidated interim financial statements)	35.5	38.4	32.7	30.1	26.5	28.9	22.2
Mining costs per consolidated statement of earnings	123.4	120.2	108.1	114.2	105.8	110.9	95.6
Mining costs from gold mines as per cash cost reconciliation	(108.1))	(99.9))	(92.0))	(91.1))	(91.7))	(92.6))	(80.4))
Other mining costs	(0.6))	(0.3))	(0.1))	(4.4))	(1.0))	(0.5))	(0.1))
Mining costs from the Niobec mine	14.7	20.0	16.0	18.7	13.1	17.8	15.1
Operating margin	20.8	18.4	16.7	11.4	13.4	11.1	7.1
Sales volume (000 kg Nb)	964	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)	$22	$15	$16	$11	$14	$9	$7

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Mining operations production data (unaudited)

Tables below show production data for each mining operation for each quarter of 2007 and 2008.

	2008			2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	11,139	9,912	10,099	10,073	10,518	8,167	7,205
Strip ratio(a)	4.3	3.8	4.1	3.8	3.5	3.3	4.0
Ore milled (000t)	2,198	2,002	1,931	1,958	2,076	1,949	1,522
Head grade (g/t)	1.3	1.3	1.3	1.4	1.2	1.2	1.1
Recovery (%)	92	93	93	93	93	93	90
Gold production – 100% (000 oz)	86	79	76	82	75	71	48
Attributable gold production – 95% (000 oz)	82	75	72	77	71	69	46
Gold sales – 100% (000 oz)	87	77	70	74	74	71	48
Gold revenue ($/oz)(b)	$870	$904	$926	$819	668	$660	$652
Cash cost excluding royalties ($/oz)	$399	$379	$385	$312	395	$401	$442
Royalties ($/oz)	96	106	103	91	63	65	63
Cash cost ($/oz)(c)	$495	$485	$488	$403	458	$466	$505

Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	106	116	127	167	148	166	162
Ore milled (000t)	104	118	121	168	154	173	147
Head grade (g/t)	8.5	8.0	7.7	6.6	6.6	6.5	6.7
Recovery (%)	95	96	97	96	96	96	96
Gold production – 100% (000 oz)	27	29	29	34	32	34	31
Gold sales – 100% (000 oz)	29	25	31	31	29	28	33
Gold revenue ($/oz)(b)	$874	$895	$925	$792	$692	$664	$655
Cash cost excluding royalties ($/oz)	$509	$547	$543	$470	$495	$484	$452
Royalties ($/oz)	10	84	92	59	46	49	57
Cash cost ($/oz)(c)	$519	$631	$635	$529	$541	$533	$509

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	49	59	48	44	37	44	45
Ore milled (000t)	51	58	48	45	37	43	45
Head grade (g/t)	13.4	13.4	11.8	12.8	12.1	13.1	12.0
Recovery (%)	97	97	97	98	97	98	97
Gold production – 100% (000 oz)	21	24	18	18	14	18	17
Gold sales – 100% (000 oz)	22	25	17	18	14	16	17
Gold revenue ($/oz)(b)	$866	$892	$932	$789	$692	$666	$655
Cash cost ($/oz)	$242	$306	$414	$418	$386	$298	$330
Royalties ($/oz)	11	5	-	-	-	-	-
Cash cost ($/oz)(c)	$253	$311	$414	$418	$386	$298	$330

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

2008			2007
Q3	Q2	Q1	Q4	Q3	Q2	Q1
Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	633	192	711	1,393	1,588	2,424	2,075
Strip ratio(a)	1.9	0.5	1.1	2.8	3.9	6.8	10.8
Ore milled (000t)	269	275	224	255	238	233	183
Head grade (g/t)	3.6	3.4	3.4	3.4	3.4	3.7	3.3
Recovery (%)	84	83	84	84	86	87	86
Gold production – 100% (000 oz)	26	25	20	23	22	24	17
Gold sales – 100% (000 oz)	28	23	19	19	25	23	19
Gold revenue ($/oz)(b)	$705	$664	$626	$621	$635	$617	$606
Cash cost excluding royalties ($/oz)	$380	$338	$375	$442	$550	$469	$620
Royalties ($/oz)	45	40	47	40	41	30	30
Cash cost ($oz)(c)	$425	$378	$422	$482	$591	$499	$650

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Total operating material mined (000t)	1,831	2,250	2,629	2,834	1,795	2,942	2,887
Strip ratio(a)	4.2	2.7	2.5	3.5	4.1	3.1	4.6
Ore milled (000t)	381	397	359	418	373	398	391
Head grade (g/t)	3.3	4.1	4.4	3.5	3.8	4.0	3.6
Recovery (%)	89	82	75	80	75	79	78
Attributable gold production (000 oz)	41	45	37	40	35	34	31
Attributable gold sales (000 oz)	39	45	37	40	35	35	34
Gold revenue ($/oz)(b)	$874	$895	$930	$800	$681	$666	$652
Cash cost excluding royalties ($/oz)	$346	$360	$344	$358	$343	$365	$367
Royalties ($/oz)	50	54	56	48	42	41	42
Cash cost ($oz)(c)	$396	$414	$400	$406	$385	$406	$409

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	815	986	637	1,254	599	312	351
Capitalized waste mined - pit cutback (000t)	102	158	386	120	652	1,391	1,339
Strip ratio(a)	3.8	8.2	8.6	8.3	2.1	0.5	1.0
Ore crushed (000t)	338	276	294	349	259	337	287
Head grade (g/t)	2.7	2.6	1.5	2.5	2.3	5.0	3.3
Attributable gold stacked (000 oz)	18	21	14	28	19	54	30
Attributable gold production (000 oz)	18	15	17	22	30	33	35
Attributable gold sales (000 oz)	17	15	17	22	31	32	36
Gold revenue ($/oz)(b)	$867	$898	$921	$796	$679	$666	$651
Cash cost excluding royalties ($/oz)	$516	$530	$348	$183	$199	$189	$140
Royalties ($/oz)	49	53	55	48	42	38	40
Cash cost ($oz)(c)	$565	$583	$403	$231	$241	$227	$180

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

2008			2007
Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,576	3,885	3,904	4,313	4,053	4,128	4,567
Capitalized waste mined (000t)	1,272	1,009	1,611	1,459	1,188	1,262	864
Strip ratio(a)	3.4	3.3	3.2	3.2	3.5	3.0	3.3
Heap Leach:
Ore crushed (000t)	785	769	816	788	738	796	827
Head grade (g/t)	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	29	25	27	26	24	27	27
Attributable gold production (000 oz)	17	18	18	18	17	19	20
Mill:
Ore milled (000t)	256	264	274	268	247	271	287
Head grade (g/t)	1.7	1.6	1.6	1.5	1.5	1.5	1.6
Recovery (%)	98	97	98	98	98	97	97
Attributable gold production (000 oz)	13	14	13	12	12	13	13
Total attributable gold production (000 oz)	30	32	31	30	29	32	33
Total attributable gold sales (000 oz)	30	32	31	31	28	32	33
Gold revenue ($/oz)(b)	$870	$896	$915	$784	$679	$669	$650
Cash cost excluding royalties ($/oz)	$549	$451	$435	$428	$413	$309	$355
Royalties ($/oz)	26	27	27	24	20	20	20
Cash cost ($oz)(c)	$575	$478	$462	$452	$433	$329	$375

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	1,175	1,348	1,583	1,105	914	876	826
Capitalized waste mined - pit cutback (000t)	-	-	145	412	433	519	712
Strip ratio(a)	4.5	4.8	6.7	5.0	5.1	6.1	4.4
Ore milled (000t)	214	200	233	208	212	235	262
Head grade (g/t)	1.3	1.6	1.4	1.3	1.4	1.1	1.2
Recovery (%)	93	94	94	94	94	91	92
Attributable gold production & sales (000 oz)	8	10	10	9	9	7	9
Gold revenue ($/oz)(b)	$868	$897	$921	$789	$679	$669	$649
Cash cost excluding royalties ($/oz)	$864	$598	$557	$604	$452	$564	$447
Royalties ($/oz)	26	27	28	24	20	20	19
Cash cost ($oz)(c)	$890	$625	$585	$628	$472	$584	$466

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

	2008			2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	460	475	447	250	428	415	437
Ore milled (000t)	452	465	429	363	425	410	420
Grade (% Nb205)	0.62	0.60	0.67	0.66	0.65	0.63	0.64
Niobium production (000kg Nb)	1,154	1,035	1,151	1,008	1,102	1,056	1,134
Niobium sales (000kg Nb)	964	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)(a)	$22	$15	$16	$11	$14	$9	$7
(in millions $)
Operating cash flow before working capital changes	$16.7	$16.3	$17.0	$11.8	$13.5	$11.2	$8.8
Working capital changes	(0.5)	(2.1)	(3.4)	4.2	(0.2)	3.6	(4.0)
Operating cash flow	$16.2	$14.1	$13.6	$16.0	$13.3	$14.7	$4.8

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)